 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated November 12, 2024. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Third Quarter Highlights
•
Generated $3.8 billion in adjusted funds from operations(1) and $2.2 billion in free funds flow(1).

•
Returned $1.5 billion to shareholders, with $800 million in share repurchases and $700 million in dividends.

•
Highest ever refining throughput of 488,000 barrels per day (bbls/d), with 105% overall utilization.

•
Refined product sales of 612,000 bbls/d, the third consecutive quarter of record sales.

•
Upstream production of 829,000 bbls/d, with 99% upgrader utilization(2), the best third quarter ever.

•
Achieved $8.0 billion net debt(1) target, triggering 100% return of excess funds to shareholders.

•
Subsequent to the third quarter, quarterly dividend per share increased by approximately 5% to $0.57 per share.

“Whereas the second quarter was about executing major planned maintenance activities and building momentum, the third quarter was about performing and delivering on commitments, which is exactly what Suncor did. Exceptional results were achieved across the company in asset reliability and cost management, resulting in tremendous operating leverage as demonstrated in our financial results,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Our continually improving performance is a direct result of our people and their expertise, commitment, and determination to deliver.”
Third Quarter Results
Financial Highlights ($ millions, unless otherwise noted)	Q3 2024	Q2 2024	Q3 2023
Net earnings	2 020	1 568	1 544

Per common share(1) (dollars)	1.59	1.22	1.19
Adjusted operating earnings(2)	1 875	1 626	1 980

Per common share(1)(2) (dollars)	1.48	1.27	1.52
Adjusted funds from operations(2)	3 787	3 397	3 634

Per common share(1)(2) (dollars)	2.98	2.65	2.80
Cash flow provided by operating activities	4 261	3 829	4 184

Per common share(1) (dollars)	3.36	2.98	3.22
Capital and exploration expenditures	1 467	1 964	1 512
Free funds flow(2)	2 232	1 350	2 057
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(3) (dollars)	0.62	0.64	0.23
Returns to shareholders(4)	1 480	1 523	976
Net debt(2)(5)	7 968	9 054	9 837
Operating Highlights	Q3 2024	Q2 2024	Q3 2023
Total upstream production (mbbls/d)	828.6	770.6	690.5

Refinery utilization (%)	105	92	99

(1)
Presented on a basic per share basis.

(2)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(3)
Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(4)
Includes dividends paid on common shares and repurchases of common shares.

(5)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

Financial Results
Adjusted Operating Earnings Reconciliation(1)
($ millions)	Q3 2024	Q2 2024	Q3 2023
Net earnings	2 020	1 568	1 544

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	103	256

Unrealized (gain) loss on risk management activities	(28)	(52)	13

Loss on significant disposal(2)	—	—	253

Income tax expense (recovery) on adjusted operating earnings adjustments	6	7	(86)
Adjusted operating earnings(1)	1 875	1 626	1 980

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties in the Oil Sands segment.

•
Suncor’s adjusted operating earnings were $1.875 billion ($1.48 per common share) in the third quarter of 2024, compared to $1.980 billion ($1.52 per common share) in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and refined product realizations, partially offset by increased Oil Sands and Exploration & Production (E&P) sales volumes, as well as higher refinery production.

•
Net earnings increased to $2.020 billion ($1.59 per common share) in the third quarter of 2024, compared to $1.544 billion ($1.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•
Adjusted funds from operations increased to $3.787 billion ($2.98 per common share) in the third quarter of 2024, compared to $3.634 billion ($2.80 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, excluding the impacts of share-based compensation expense.

•
Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $4.261 billion ($3.36 per common share) in the third quarter of 2024, compared to $4.184 billion ($3.22 per common share) in the prior year quarter.

•
Suncor’s total operating, selling and general (OS&G) expenses decreased to $3.055 billion in the third quarter of 2024, compared to $3.124 billion in the prior year quarter, with the decrease primarily due to lower share-based compensation expense, decreased operations and maintenance costs and lower commodity costs, which more than offset the company’s increased working interest in Fort Hills compared to the third quarter of 2023.

•
As at September 30, 2024, Suncor’s net debt(1) was $7.968 billion, a decrease of $1.086 billion compared to June 30, 2024.

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2   2024 Third Quarter   Suncor Energy Inc.

Operating Results
(mbbls/d, unless otherwise noted)	Q3 2024	Q2 2024	Q3 2023
Total Oil Sands bitumen production	909.6	834.4	787.0
SCO and diesel production	543.2	488.3	488.9

Inter-asset transfers and consumption	(29.4)	(26.6)	(19.6)
Upgraded production – net SCO and diesel	513.8	461.7	469.3
Bitumen production	294.6	308.2	207.7

Inter-asset transfers	(32.4)	(53.9)	(30.9)
Non-upgraded bitumen production	262.2	254.3	176.8
Total Oil Sands production	776.0	716.0	646.1
Exploration and Production	52.6	54.6	44.4
Total upstream production	828.6	770.6	690.5
Refinery utilization (%)	105	92	99
Refinery crude oil processed	487.6	430.5	463.2

•
Total Oil Sands bitumen production increased to 909,600 bbls/d in the third quarter of 2024, compared to 787,000 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills and strong mining performance.

•
The company’s net synthetic crude oil (SCO) production increased to a third quarter record of 513,800 bbls/d, compared to 469,300 bbls/d in the prior year quarter, reflecting higher upgrader availability due to lower planned turnaround activities in the current quarter compared to the prior year quarter. Oil Sands Base upgrader utilization was 94% and Syncrude was a record 104%, compared to 83% and 97%, respectively, in the prior year quarter.

•
Non-upgraded bitumen production increased to 262,200 bbls/d in the third quarter of 2024, compared to 176,800 bbls/d in the prior year quarter, primarily due to the acquisition of Fort Hills, continued strong production at Firebag following a reduction of production early in the quarter to safely manage regional wildfire impacts, and lower demand for upgrader feedstock from Firebag due to strong mining performance in the current quarter.

•
E&P production increased to 52,600 bbls/d in the third quarter of 2024, compared to 44,400 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova and increased production at Hebron, partially offset by the absence of production from White Rose due to the asset life extension project.

•
Refinery utilization was at or above 100% at all refineries in the current quarter, resulting in record overall utilization of 105% and throughput of 487,600 bbls/d, compared to 99% and 463,200 bbls/d in the prior year quarter, which was impacted by planned maintenance activities at the Edmonton and Montreal refineries.

•
Record refined product sales of 612,300 bbls/d in the third quarter of 2024, compared to 574,100 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the company leveraging its extensive domestic sales network and export channels.

2024 Third Quarter   Suncor Energy Inc.   3

Corporate and Strategy Updates
•
Debt reduction of over $1.4 billion. In the third quarter of 2024, Suncor repaid $331 million in debt and, subsequent to the quarter, executed a debt tender offer and repaid approximately $1.1 billion aggregate principal amount of the company’s outstanding notes, which enables Suncor to capture significant economic value and significantly reduce its future interest obligations.

•
Net debt(1) target of  $8 billion achieved. During the third quarter, Suncor successfully achieved its updated net debt(1) target of $8 billion announced on the May 21st investor day, well ahead of initial expectations, triggering a move to 100% of excess funds returned to shareholders.

•
Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.57 per share, an increase of approximately 5% over the prior quarter dividend.

Corporate Guidance Updates
There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.
For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.
(1)
Non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

4   2024 Third Quarter   Suncor Energy Inc.

Management’s Discussion and Analysis
November 12, 2024
Suncor Energy Inc. (Suncor or the company) is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023, dated March 21, 2024 (the 2023 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2024, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2024, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023, and the 2023 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 21, 2024 (the 2023 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this document by reference.
References to “we”, “our”, “Suncor” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude. In 2023, Suncor completed two separate acquisitions of additional working interest in Fort Hills, increasing its ownership from 54.11% to 100%.
Common Abbreviations
For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.
2024 Third Quarter   Suncor Energy Inc.   5

Management’s Discussion and Analysis
1. THIRD QUARTER HIGHLIGHTS
•
Third quarter financial results. Adjusted funds from operations(1) were $3.787 billion ($2.98 per common share) in the third quarter of 2024, compared to $3.634 billion ($2.80 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.875 billion ($1.48 per common share) in the third quarter of 2024, compared to $1.980 billion ($1.52 per common share) in the prior year quarter.

•
Record third quarter upstream production. Driven by Oil Sands production of 776,000 bbls/d with upgrader utilization(2) of 99%, the second highest in the company’s history, including 94% at Oil Sands Base and a record 104% at Syncrude. Third quarter Oil Sands production was driven by the company’s increased working interest at Fort Hills, strong mining performance and fewer planned maintenance activities in the current quarter compared to the prior year quarter.

•
Record refinery throughput and refined product sales. Refinery utilization was at or above 100% at all refineries in the current quarter, resulting in record overall utilization of 105% and throughput of 487,600 bbls/d. Refined product sales were a record 612,300 bbls/d, marking the third consecutive quarter of record sales.

•
Returned value to shareholders. Suncor returned approximately $1.5 billion of value to shareholders in the third quarter of 2024 through $790 million in share repurchases and $690 million in dividends. As at November 7, 2024, since the start of the year, the company has repurchased approximately $2.158 billion of Suncor’s common shares under its normal course issuer bid (NCIB), representing approximately 42 million common shares at an average price of $51.73 per common share, or the equivalent of 3.2% of its common shares as at December 31, 2023.

•
Debt reduction of over $1.4 billion. In the third quarter of 2024, Suncor repaid $331 million in debt and, subsequent to the quarter, executed a debt tender offer and repaid approximately $1.1 billion aggregate principal amount of the company’s outstanding notes, which enables Suncor to capture significant economic value, including significantly reducing its future interest obligations.

•
Net debt(1) target of  $8 billion achieved. During the third quarter, Suncor successfully achieved its updated net debt(1) target of $8 billion announced on the May 21st investor day, well ahead of initial expectations, triggering a move to 100% of excess funds returned to shareholders.

•
Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.57 per share, an increase of approximately 5% over the prior quarter dividend.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

6   2024 Third Quarter   Suncor Energy Inc.

2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Earnings (loss) before income taxes

Oil Sands	1 819	1 407	4 982	4 151

Exploration and Production	272	227	742	1 558

Refining and Marketing	479	1 274	2 186	2 785

Corporate and Eliminations	124	(774)	(813)	(1 295)

Income tax expense	(674)	(590)	(1 899)	(1 724)
Net earnings	2 020	1 544	5 198	5 475
Adjusted operating earnings (loss)(1)

Oil Sands	1 786	1 670	4 896	4 441

Exploration and Production	272	227	742	951

Refining and Marketing	484	1 277	2 190	2 769

Corporate and Eliminations	1	(518)	(613)	(1 307)

Income tax expense included in adjusted operating earnings	(668)	(676)	(1 897)	(1 812)
Total	1 875	1 980	5 318	5 042
Adjusted funds from (used in) operations(1)

Oil Sands	3 165	2 929	8 716	8 074

Exploration and Production	471	372	1 336	1 384

Refining and Marketing	701	1 482	2 900	3 457

Corporate and Eliminations	71	(368)	(548)	(1 556)

Current income tax expense	(621)	(781)	(2 051)	(2 068)
Total	3 787	3 634	10 353	9 291
Change in non-cash working capital	474	550	524	(1 265)

Cash flow provided by operating activities	4 261	4 184	10 877	8 026

Capital and exploration expenditures(2)(3)

Asset sustainment and maintenance	676	1 014	2 485	2 651

Economic investment	791	498	2 183	1 440
Total	1 467	1 512	4 668	4 091
Free funds flow(1)	2 232	2 057	5 440	5 015

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $88 million and $245 million in the third quarter and first nine months of 2024, respectively, compared to $65 million and $185 million in the third quarter and first nine months of 2023, respectively.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the third quarter and first nine months of 2024, compared to nil and $108 million in the third quarter and first nine months of 2023, respectively.

2024 Third Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
Operating Highlights
	Three months ended September 30		Nine months ended September 30
(mbbls/d, unless otherwise noted)	2024	2023	2024	2023
Production volumes

Oil Sands – Upgraded – net SCO and diesel	513.8	469.3	506.8	490.5

Oil Sands – Non-upgraded bitumen	262.2	176.8	252.3	176.2
Total Oil Sands production volumes	776.0	646.1	759.1	666.7
Exploration and Production	52.6	44.4	52.5	58.0
Total upstream production	828.6	690.5	811.6	724.7
Refinery utilization (%)	105	99	98	88

Refinery crude oil processed	487.6	463.2	457.9	408.8
Financial Results
Net Earnings
Suncor’s consolidated net earnings for the third quarter of 2024 were $2.020 billion, compared to $1.544 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $123 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2024, compared to a loss of $256 million in the third quarter of 2023.

•
An unrealized gain on risk management activities of $28 million recorded in other income (loss) in the third quarter of 2024, compared to an unrealized loss of $13 million in the third quarter of 2023.

•
During the third quarter of 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

•
An income tax expense related to the items noted above of $6 million in the third quarter of 2024, compared to a recovery of $86 million in the third quarter of 2023.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Net earnings	2 020	1 544	5 198	5 475

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	256	200	15

Unrealized (gain) loss on risk management activities	(28)	13	(82)	21

Derecognition and asset impairments	—	253	—	253

Gain on significant disposal(2)	—	—	—	(909)

Restructuring charge(3)	—	—	—	275

Income tax expense (recovery) on adjusted operating earnings adjustments	6	(86)	2	(88)
Adjusted operating earnings(1)	1 875	1 980	5 318	5 042

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
During the first quarter of 2023, the company recorded a gain of  $302 million on the sale of its wind and solar assets in the Corporate and Eliminations segment. During the second quarter of 2023, the company recorded a gain of  $607 million on the sale of its U.K. E&P portfolio.

(3)
During the second quarter of 2023, the company recorded a restructuring charge of  $275 million in OS&G expenses in the Corporate and Eliminations segment, related to the company’s workforce reduction plans.

8   2024 Third Quarter   Suncor Energy Inc.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.875 billion ($1.48 per common share) in the third quarter of 2024, compared to $1.980 billion ($1.52 per common share) in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and refined product realizations, partially offset by increased Oil Sands and E&P sales volumes, as well as higher refinery production.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.787 billion ($2.98 per common share) in the third quarter of 2024, compared to $3.634 billion ($2.80 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, excluding the impact of share-based compensation expense.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.261 billion ($3.36 per common share) in the third quarter of 2024, compared to $4.184 billion ($3.22 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a lower source of cash associated with the company’s working capital balances in the current quarter compared to the prior year quarter. The source of cash in the third quarter of 2024 was primarily due to decreased accounts receivable balances, as a result of a decrease in benchmark commodity prices during the quarter, partially offset by a decrease in accounts payable and accrued liabilities, which includes the timing impact of commodity taxes payable.
Operating, Selling and General Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operations, selling and corporate costs	2 621	2 489	8 105	7 934

Commodities	358	365	1 180	1 293

Share-based compensation and other(1)	76	270	363	761
Total operating, selling and general (OS&G) expenses	3 055	3 124	9 648	9 988

(1)
In the third quarter of 2024, share-based compensation expense of  $76 million included $26 million recorded in the Oil Sands segment, $1 million recorded in the E&P segment, $13 million recorded in the R&M segment and $36 million recorded in the Corporate and Eliminations segment. In the third quarter of 2023, share-based compensation expense of  $231 million included $78 million recorded in the Oil Sands segment, $5 million recorded in the E&P segment, $32 million recorded in the R&M segment and $116 million recorded in the Corporate and Eliminations segment. In the third quarter of 2023, other primarily included costs associated with investments in the company’s digital transformation and spend related to project development. In the nine months ended September 30, 2023, other included a $275 million restructuring charge related to workforce reduction.

The decrease in OS&G expenses in the third quarter of 2024 compared to the prior year quarter was primarily due to lower share-based compensation expense, decreased operations and maintenance costs and lower commodity costs, which more than offset the company’s increased working interest in Fort Hills compared to the third quarter of 2023. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
2024 Third Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2023 annual MD&A.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2024	2023	2024	2023
WTI crude oil at Cushing	US$/bbl	75.15	82.20	77.55	77.35

Dated Brent crude	US$/bbl	80.25	86.70	82.80	82.10

Dated Brent/Maya crude oil FOB price differential	US$/bbl	13.90	11.15	13.35	14.75

MSW at Edmonton	Cdn$/bbl	98.00	107.80	98.50	100.70

WCS at Hardisty	US$/bbl	61.65	69.30	62.10	59.85

WCS-WTI heavy/light differential	US$/bbl	(13.50)	(12.90)	(15.45)	(17.50)

SYN-WTI (differential) premium	US$/bbl	1.30	2.80	(1.10)	2.60

Condensate at Edmonton	US$/bbl	71.30	77.90	73.75	76.70

Natural gas (Alberta spot) at AECO	Cdn$/GJ	0.65	2.50	1.35	2.65

Alberta Power Pool Price	Cdn$/MWh	55.35	151.60	66.55	151.15

New York Harbor 2-1-1 crack(1)	US$/bbl	21.05	39.95	24.25	36.35

Chicago 2-1-1 crack(1)	US$/bbl	19.35	27.45	19.35	29.20

Portland 2-1-1 crack(1)	US$/bbl	20.35	55.90	25.50	43.60

Gulf Coast 2-1-1 crack(1)	US$/bbl	18.90	39.10	22.95	35.30

U.S. Renewable Volume Obligation	US$/bbl	3.90	7.45	3.65	7.75

Suncor custom 5-2-2-1 index(2)	US$/bbl	26.05	36.00	29.50	37.65

Exchange rate (average)	US$/Cdn$	0.73	0.75	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.74	0.74	0.74	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2023 annual MD&A.

10   2024 Third Quarter   Suncor Energy Inc.

3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating revenues	7 245	6 803	21 599	19 048

Less: Royalties	(923)	(1 111)	(2 706)	(1 982)
Operating revenues, net of royalties	6 322	5 692	18 893	17 066
Earnings before income taxes	1 819	1 407	4 982	4 151
Adjusted for:

Unrealized (gain) loss on risk management activities	(33)	10	(86)	37

Derecognition and asset impairments(1)	—	253	—	253
Adjusted operating earnings(2)	1 786	1 670	4 896	4 441
Adjusted funds from operations(2)	3 165	2 929	8 716	8 074
Free funds flow(2)	2 198	1 754	5 317	5 046

(1)
During the third quarter of 2023, the company recorded derecognition charges of  $253 million on its Meadow Creek development properties.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings were $1.786 billion in the third quarter of 2024, compared to $1.670 billion in the prior year quarter, with the increase primarily due to increased sales volumes and lower royalties, partially offset by lower realized crude prices and increased depreciation, depletion and amortization (DD&A) expense.
2024 Third Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Production Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2024	2023	2024	2023
Oil Sands bitumen production

Upgrader bitumen throughput	647.4	610.2	639.8	627.9

Non-upgraded bitumen production	262.2	176.8	252.3	176.2
Total Oil Sands bitumen production	909.6	787.0	892.1	804.1
Upgraded – net SCO and diesel

Oil Sands operations(1)	329.5	288.9	341.8	323.7

Syncrude(1)	213.7	200.0	192.9	185.5

Inter-asset transfers and consumption(2)(3)	(29.4)	(19.6)	(27.9)	(18.7)
Upgraded – net SCO and diesel production	513.8	469.3	506.8	490.5
Non-upgraded bitumen

Oil Sands operations	128.5	121.6	128.6	107.2

Fort Hills	166.0	86.1	170.2	90.4

Syncrude	0.1	—	1.5	1.8

Inter-asset transfers(4)	(32.4)	(30.9)	(48.0)	(23.2)
Non-upgraded bitumen production	262.2	176.8	252.3	176.2
Oil Sands production volumes to market

Upgraded – net SCO and diesel	513.8	469.3	506.8	490.5

Non-upgraded bitumen	262.2	176.8	252.3	176.2
Total Oil Sands production volumes	776.0	646.1	759.1	666.7

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the third quarter of 2024, Oil Sands operations production volumes included 14,400 bbls/d of internally consumed products, of which 8,000 bbls/d was consumed at Oil Sands operations, 5,500 bbls/d was consumed at Fort Hills and 900 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,800 bbls/d of internally consumed products.

(3)
In the third quarter of 2024, upgraded inter-asset transfers consist of 12,200 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the third quarter of 2024, non-upgraded inter-asset transfers consist of 21,300 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 11,000 bbls/d of bitumen that was transferred from Firebag to Syncrude and 100 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased to 909,600 bbls/d in the third quarter of 2024, compared to 787,000 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills and strong mining performance.
The company’s net SCO production increased to a third quarter record of 513,800 bbls/d, compared to 469,300 bbls/d in the prior year quarter, reflecting higher upgrader availability due to lower planned turnaround activities in the current quarter compared to the prior year quarter. Oil Sands Base upgrader utilization was 94% and Syncrude was a record 104%, compared to 83% and 97%, respectively, in the prior year quarter.
Non-upgraded bitumen production increased to 262,200 bbls/d in the third quarter of 2024, compared to 176,800 bbls/d in the prior year quarter, primarily due to the acquisition of Fort Hills, continued strong production at Firebag following a reduction of production early in the quarter to safely manage regional wildfire impacts, and lower demand for upgrader feedstock from Firebag due to strong mining performance in the current quarter.
12   2024 Third Quarter   Suncor Energy Inc.

Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2024	2023	2024	2023
Upgraded – net SCO and diesel	510.3	474.1	504.8	496.5

Non-upgraded bitumen	254.2	181.6	253.6	173.1
Total	764.5	655.7	758.4	669.6
SCO and diesel sales volumes increased to 510,300 bbls/d in the third quarter of 2024, compared to 474,100 bbls/d in the prior year quarter, primarily due to the increase in SCO production volumes in the current quarter, partially offset by a build of inventory in the current quarter compared to a draw in the prior year quarter.
Non-upgraded bitumen sales volumes increased to 254,200 bbls/d in the third quarter of 2024, compared to 181,600 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes in the current quarter compared to the prior year quarter, partially offset by a build of inventory in the current quarter compared to a draw in the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2024	2023	2024	2023
Upgraded – net SCO and diesel	100.57	107.19	98.86	100.34

Non-upgraded bitumen	72.88	89.35	73.93	70.68

Weighted average	91.36	102.25	90.51	92.67

Weighted average crude, relative to WTI	(11.12)	(7.95)	(14.97)	(11.38)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the third quarter of 2024 from the prior year quarter, primarily due to a weakening in crude oil benchmark prices.
Royalties
Royalties for the Oil Sands segment decreased in the third quarter of 2024 compared to the prior year quarter, primarily due to lower bitumen pricing and widening of heavy crude oil differentials, partially offset by higher bitumen production volumes.
Expenses and Other Factors
Total Oil Sands operating expenses in the third quarter of 2024 were comparable to the prior year quarter, consistent with the company’s focus on asset level cost reduction and operating leverage, and included lower maintenance and operations costs, workforce optimization impacts and decreased share-based compensation expense, which more than offset the company’s increased working interest in Fort Hills.
Transportation costs increased in the third quarter of 2024 compared to the prior year quarter, primarily due to higher sales volumes.
DD&A expense, excluding the impacts of derecognitions and impairments, increased in the third quarter of 2024, compared to the prior year quarter, primarily due to increased depreciation related to the company’s asset retirement obligation assets and increased working interest at Fort Hills.
2024 Third Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Cash Operating Costs
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2024	2023	2024	2023
Oil Sands OS&G(1)	2 223	2 213	6 983	6 933
Oil Sands operations cash operating costs reconciliation

Oil Sands operations OS&G	1 117	1 230	3 536	3 859

Non-production costs(3)	5	(48)	129	(109)

Excess power capacity and other(4)	(37)	(82)	(182)	(305)
Oil Sands operations cash operating costs(2)	1 085	1 100	3 483	3 445

Oil Sands operations production volumes (mbbls/d)	458.0	410.5	470.4	430.9

Oil Sands operations cash operating costs(2) ($/bbl)	25.75	29.15	27.05	29.30
Fort Hills cash operating costs reconciliation

Fort Hills OS&G	589	400	1 748	1 121

Non-production costs(3)	(73)	(46)	(216)	(141)

Excess power capacity(4)	(6)	(10)	(26)	(43)
Fort Hills cash operating costs(2)	510	344	1 506	937

Fort Hills production volumes (mbbls/d)	166.0	86.1	170.2	90.4

Fort Hills cash operating costs(2) ($/bbl)	33.40	43.40	32.30	38.00
Syncrude cash operating costs reconciliation

Syncrude OS&G	625	651	1 923	2 126

Non-production costs(3)	26	(33)	6	(144)

Excess power capacity(4)	(2)	(9)	(13)	(19)
Syncrude cash operating costs(2)	649	609	1 916	1 963

Syncrude production volumes (mbbls/d)	213.8	200.0	194.4	187.3

Syncrude cash operating costs(2) ($/bbl)	33.00	33.15	36.00	38.40

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the third quarter and first nine months of 2024, Oil Sands OS&G included ($108) million and ($224) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2023, Oil Sands OS&G included ($68) million and ($173) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $25.75 in the third quarter of 2024, compared to $29.15 in the prior year quarter, primarily due to increased production volumes, lower maintenance and operations costs due to displacement of contractor tonnage and workforce reductions, and lower natural gas prices and other commodity costs, partially offset by a decrease in excess power revenues resulting from lower power prices and a higher proportion of Fort Hills and Syncrude bitumen being directed to upgrading at Oil Sands Base.
Fort Hills cash operating costs per barrel(1) decreased to $33.40 in the third quarter of 2024, compared to $43.40 in the prior year quarter, primarily due to higher absolute production volumes, partially offset by increased mining activity.
Syncrude cash operating costs per barrel(1) decreased to $33.00 in the third quarter of 2024, compared to $33.15 in the prior year quarter, primarily due to increased production volumes and lower natural gas prices.
(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

14   2024 Third Quarter   Suncor Energy Inc.

Results for the First Nine Months of 2024
Oil Sands earnings before income taxes for the first nine months of 2024 increased to $4.982 billion, compared to $4.151 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2024 included an $86 million unrealized gain on risk management activities. Earnings before income taxes for the first nine months of 2023 included a $37 million unrealized loss and derecognition charges of $253 million on the company’s Meadow Creek development properties.
Oil Sands adjusted operating earnings for the first nine months of 2024 increased to $4.896 billion, compared to $4.441 billion in the prior year period, primarily due to increased sales volumes and higher heavy crude oil realizations, partially offset by higher royalties and lower SCO realizations.
Oil Sands adjusted funds from operations for the first nine months of 2024 increased to $8.716 billion, compared to $8.074 billion in the prior year period, primarily due to the same factors that influenced adjusted operating earnings.
Oil Sands operations cash operating costs per barrel decreased to $27.05 for the first nine months of 2024, compared to an average of $29.30 for the first nine months of 2023, primarily due to increased production volumes, lower operations and maintenance costs, workforce reductions, and lower natural gas prices, partially offset by a higher proportion of Fort Hills and Syncrude bitumen being directed to upgrading at Oil Sands Base and a decrease in excess power revenues resulting from lower power prices.
Fort Hills cash operating costs per barrel decreased to $32.30 for the first nine months of 2024, compared to $38.00 in the first nine months of 2023, primarily due to higher absolute production volumes, partially offset by increased mining activity and a decrease in excess power revenues resulting from lower power prices.
Syncrude cash operating costs per barrel decreased to $36.00 for the first nine months of 2024, compared to $38.40 in the first nine months of 2023, primarily due to the displacement of contractor tonnage, workforce reductions and increased production volumes.
Planned Maintenance Update
Annual planned maintenance activities at Oil Sands Base Upgrader 2 commenced in the third quarter of 2024 and are expected to be completed in the fourth quarter of 2024. Additionally, planned maintenance activities are scheduled at Fort Hills in the fourth quarter of 2024. The impact of these maintenance events has been reflected in the company’s 2024 guidance.
Asset Transactions
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills for $712 million, bringing the company’s working interest in Fort Hills to 68.76% in the first quarter of 2023.
On November 20, 2023, Suncor completed the acquisition of TotalEnergies EP Canada Ltd., which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
2024 Third Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating revenues(1)	718	647	2 156	2 194

Less: Royalties(1)	(94)	(151)	(360)	(353)
Operating revenues, net of royalties	624	496	1 796	1 841
Earnings before income taxes	272	227	742	1 558
Adjusted for:

Gain on significant disposal	—		—	(607)

Adjusted operating earnings(2)	272	227	742	951
Adjusted funds from operations(2)	471	372	1 336	1 384
Free funds flow(2)	190	185	684	877

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the third quarter of 2024, revenue included a gross-up amount of nil, with an offsetting amount of nil in royalties in the E&P segment and nil in income tax expense recorded at the consolidated level. In the first nine months of 2024, revenue included a gross-up amount of  $298 million, with an offsetting amount of  $151 million in royalties in the E&P segment and $147 million in income tax expense recorded at the consolidated level. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense recorded at the consolidated level.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the third quarter of 2024 increased to $272 million, compared to $227 million in the prior year quarter, primarily due to higher sales volumes, partially offset by lower realized crude prices and increased DD&A expense.
Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2024	2023	2024	2023
E&P Canada	52.6	39.8	49.5	44.1

E&P International	—	4.6	3.0	13.9
Total production	52.6	44.4	52.5	58.0
Total sales volumes	70.1	42.7	60.1	60.9
E&P production increased to 52,600 bbls/d in the third quarter of 2024, compared to 44,400 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova and increased production at Hebron, partially offset by the absence of production from White Rose due to the asset life extension project.
Total E&P sales volumes were 70,100 bbls/d in the third quarter of 2024, compared to 42,700 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as a draw of inventory in E&P Canada in the third quarter of 2024, compared to a build in the prior year quarter, associated with the timing of cargo sales.
16   2024 Third Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2024	2023	2024	2023
E&P Canada	109.24	117.21	109.40	107.30

E&P International(2)	—	—	—	109.00

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

E&P price realizations decreased in the third quarter of 2024 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.
Royalties
In the third quarter of 2024, E&P royalties, excluding the impact of Libya, were higher compared to the prior year quarter, primarily due to increased sales.
Expenses and Other Factors
Operating and transportation expenses increased in the third quarter of 2024 compared to the prior year quarter, primarily due to increased sales volumes and the restart of production at Terra Nova.
DD&A and exploration expense for the third quarter of 2024 increased compared to the prior year quarter, primarily due to the restart of production at Terra Nova.
Results for the First Nine Months of 2024
Earnings before income taxes for E&P for the first nine months of 2024 were $742 million, compared to $1.558 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2023 included a gain of $607 million on the sale of the company’s U.K. portfolio, which was completed in the second quarter of 2023.
Adjusted operating earnings for E&P for the first nine months of 2024 were $742 million, compared to $951 million for the first nine months of 2023, with the decrease primarily due to increased DD&A due to the restart of production at Terra Nova.
Adjusted funds from operations for the first nine months of 2024 were $1.336 billion, compared to $1.384 billion for the first nine months of 2023.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the fourth quarter of 2024.
Asset Transaction
During the second quarter of 2023, the company completed the sale of its U.K. E&P portfolio for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in a gain on sale of $607 million ($607 million after-tax).
2024 Third Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
REFINING AND MARKETING
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating revenues	8 124	8 570	23 794	23 015
Earnings before income taxes	479	1 274	2 186	2 785
Adjusted for:

Unrealized loss (gain) on risk management activities	5	3	4	(16)
Adjusted operating earnings(1)	484	1 277	2 190	2 769
Adjusted funds from operations(1)	701	1 482	2 900	3 457
Free funds flow(1)	406	1 287	2 062	2 760

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the third quarter of 2024 were $484 million, compared to $1.277 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads and a first-in, first-out (FIFO) inventory valuation loss in the third quarter of 2024, compared to a gain in the prior year quarter, partially offset by increased refinery production.
Volumes
	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Crude oil processed (mbbls/d)

Eastern North America	235.4	215.4	207.3	210.6

Western North America	252.2	247.8	250.6	198.2
Total	487.6	463.2	457.9	408.8
Refinery utilization(1) (%)

Eastern North America	106	97	93	95

Western North America	103	102	103	81
Total	105	99	98	88
Refined product sales (mbbls/d)

Gasoline	256.6	238.6	251.2	222.4

Distillate	266.7	247.0	261.4	241.5

Other	89.0	88.5	83.7	81.6
Total	612.3	574.1	596.3	545.5
Refinery production(2) (mbbls)	47 094	45 342	132 837	119 139
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	32.25	50.10	38.70	47.85

Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	35.85	42.45	39.30	47.00

Refining operating expense(3) ($/bbl)	5.80	6.20	6.60	7.35

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18   2024 Third Quarter   Suncor Energy Inc.

Refinery utilization was at or above 100% at all refineries in the current quarter, resulting in record overall utilization of 105% and throughput of 487,600 bbls/d, compared to 99% and 463,200 bbls/d in the prior year quarter, which was impacted by planned maintenance activities at the Edmonton and Montreal refineries.
Record refined product sales of 612,300 bbls/d in the third quarter of 2024, compared to 574,100 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the company leveraging its extensive domestic sales network and export channels.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $35.85/bbl in the third quarter of 2024, from $42.45/bbl in the prior year quarter, primarily due to lower benchmark crack spreads, partially offset by higher location differentials associated with the company’s regional markets, all contributing to a 101% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $32.25/bbl in the third quarter of 2024, from $50.10/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the third quarter of 2024, the FIFO method of inventory valuation resulted in a loss of $171 million, compared to a gain of $348 million in the prior year quarter, for an unfavourable quarter-over-quarter impact of $519 million.

Expenses and Other Factors
Operating expenses in the third quarter of 2024 decreased compared to the prior year quarter, primarily due to decreased share-based compensation expense and lower commodity costs. Transportation expenses increased in the current quarter compared to the prior year quarter, primarily due to higher sales volumes and exports.
Refining operating expense per barrel(1) decreased to $5.80 in the third quarter of 2024, compared to $6.20 in the prior year quarter, primarily due to higher refinery production and lower commodity input costs.
Results for the First Nine Months of 2024
R&M’s earnings before income taxes were $2.186 billion for the first nine months of 2024, compared to $2.785 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first nine months of 2024 included a $4 million unrealized loss on risk management activities, compared to a $16 million unrealized gain in the prior year period.
Adjusted operating earnings for R&M in the first nine months of 2024 were $2.190 billion, compared to $2.769 billion in the first nine months of 2023, with the decrease primarily due to lower benchmark crack spreads and a FIFO inventory valuation loss in the current period, compared to a gain in the prior year period, partially offset by increased production volumes. For the first nine months of 2024, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(2) method, had a negative impact to adjusted operating earnings and adjusted funds from operations of $78 million, compared to a positive impact of $101 million in the first nine months of 2023.
R&M’s adjusted funds from operations in the first nine months of 2024 were $2.900 billion, compared to $3.457 billion in the first nine months of 2023, with the decrease primarily due to the same factors that influenced adjusted operating earnings.
Planned Maintenance
There are no significant planned maintenance events for the R&M segment scheduled for the fourth quarter of 2024.
(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2024 Third Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Earnings (loss) before income taxes	124	(774)	(813)	(1 295)
Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	256	200	15

Restructuring charge	—	—	—	275

Gain on significant disposal	—	—	—	(302)
Adjusted operating earnings (loss)(1)	1	(518)	(613)	(1 307)

Corporate	(201)	(303)	(603)	(1 064)

Eliminations – Intersegment profit realized (eliminated)	202	(215)	(10)	(243)
Adjusted funds from (used in) operations(1)	71	(368)	(548)	(1 556)
Free funds flow (deficit)(1)	59	(388)	(572)	(1 600)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $201 million in the third quarter of 2024, compared to $303 million in the prior year quarter. The decreased loss was primarily attributable to a decrease in share-based compensation expense in the third quarter of 2024 compared to the prior year quarter, partially offset by an operational foreign exchange loss in the third quarter of 2024, compared to a gain in the prior year quarter. Suncor capitalized $88 million of its borrowing costs in the third quarter of 2024 as part of the cost of major development assets and construction projects in progress, compared to $65 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the third quarter of 2024, the company realized $202 million of intersegment profit, compared to a deferral of $215 million in the prior year quarter. The realization of intersegment profit was primarily driven by a weakening in benchmark crude oil prices at the end of the quarter.
Corporate and Eliminations adjusted funds from operations were $71 million for the third quarter of 2024, compared to adjusted funds used in operations of $368 million in the third quarter of 2023, and were influenced by the same factors impacting adjusted operating earnings, excluding the impact of share-based compensation expense.
Results for the First Nine Months of 2024
Corporate and Eliminations loss before income taxes was $813 million for first nine months of 2024, compared to $1.295 billion in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first nine months of 2024 included a $200 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Corporate and Eliminations loss before income taxes in the prior year period included a $15 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, a restructuring charge of $275 million related to the company’s workforce reductions recorded in the second quarter of 2023, and a $302 million gain on the sale of the company’s wind and solar assets in the first quarter of 2023.
The adjusted operating loss for Corporate and Eliminations for the first nine months of 2024 was $613 million, compared to $1.307 billion in the first nine months of 2023. The decreased loss was primarily attributed to an operational foreign exchange gain in the current period, compared to a loss in the prior year period and a smaller deferral of intersegment profit compared to the prior year period, partially offset by increased share-based compensation expense in the first nine months of 2024, as compared to the first nine months of 2023.
The company capitalized $245 million of its borrowing costs in the first nine months of 2024, compared with $185 million in the first nine months of 2023.
Corporate and Eliminations adjusted funds used in operations for the first nine months of 2024 were $548 million, compared to $1.556 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation.
20   2024 Third Quarter   Suncor Energy Inc.

4. INCOME TAX
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Current income tax expense	621	781	2 051	2 068

Deferred income tax expense (recovery)	53	(191)	(152)	(344)
Income tax expense included in net earnings	674	590	1 899	1 724

Less: Income tax expense (recovery) on adjusted operating earnings adjustments	6	(86)	2	(88)
Income tax expense included in adjusted operating earnings	668	676	1 897	1 812
Effective tax rate	25.0%	27.6%	26.8%	23.9%
The provision for income taxes in the third quarter of 2024 increased to $674 million, compared to $590 million in the prior year quarter, primarily due to an increase in taxable earnings. In the third quarter of 2024, the company’s effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to a lower impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first nine months of 2024 increased to $1.899 billion, compared to $1.724 billion in the prior year period, primarily due to an increase in taxable earnings. In the first nine months of 2024, the company’s effective tax rate on net earnings increased compared to the prior year period, as the prior year period included the impact of a non-taxable gain on the disposition of the company’s U.K. E&P portfolio, as well as the current year impact of non-taxable year-to-date foreign exchange losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
2024 Third Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended				Nine months ended
	September 30, 2024			September 30, 2023	September 30, 2024			September 30, 2023
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands

Oil Sands Base	151	213	364	660	783	718	1 501	1 419

In Situ	46	72	118	146	89	275	364	381

Fort Hills	98	123	221	136	296	272	568	322

Syncrude	134	56	190	178	581	172	753	746

E&P(3)	—	268	268	177	—	623	623	483

R&M	238	56	294	195	720	115	835	696

Corporate and Eliminations	9	3	12	20	16	8	24	44
	676	791	1 467	1 512	2 485	2 183	4 668	4 091
Capitalized interest on debt			88	65			245	185
Total capital and exploration expenditures			1 555	1 577			4 913	4 276

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets previously held for sale of nil in the third quarter and first nine months of 2024, compared to nil and $108 million in the third quarter of 2023 and first nine months of 2023, respectively.

During the third quarter of 2024, the company incurred $1.467 billion of capital expenditures, excluding capitalized interest, compared to $1.512 billion in the prior year quarter. The decrease was primarily driven by decreased expenditures at Oil Sands Base due to significant planned turnaround activities in the prior year quarter, partially offset by increased economic investment expenditures at Fort Hills due to the company’s increased working interest and increased asset sustainment and maintenance expenditures at R&M.
Activity in the third quarter of 2024 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $364 million in the third quarter of 2024 and were primarily directed towards economic investment expenditures related to the Upgrader 1 coke drum replacement, replacing the coke-fired boilers with a new cogeneration facility and the purchase of haul trucks equipped with autonomous haul systems. Subsequent to the quarter end, the company started commissioning activities on the new co-generation facility. Asset sustainment and maintenance expenditures were primarily related to the planned turnarounds and other maintenance projects.
In Situ capital expenditures were $118 million in the third quarter of 2024 and were primarily directed towards economic investment activities focused on the ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels. Asset sustainment and maintenance expenditures were primarily related to planned turnaround activities.
Fort Hills capital expenditures were $221 million in the third quarter of 2024 and were primarily directed towards economic investment expenditures related to the second North Pit mine opening and haul truck purchases. Asset sustainment and maintenance expenditures were primarily related to the development, progression and execution of mining and tailings management projects.
Syncrude capital expenditures were $190 million in the third quarter of 2024 and were primarily directed towards asset sustainment and maintenance expenditures, mine equipment purchases and tailings development. Economic investment expenditures were directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
E&P capital and exploration expenditures were $268 million in the third quarter of 2024 and were focused on economic investment projects, primarily relating to the West White Rose Project and the SeaRose Asset Life Extension Project.
22   2024 Third Quarter   Suncor Energy Inc.

Refining and Marketing
R&M capital expenditures were $294 million in the third quarter of 2024 and were primarily related to asset sustainment and maintenance activities focused on the ongoing sustainment of refinery, retail and logistics assets. Economic investment expenditures were primarily related to enhancing the company’s sales and marketing business.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $12 million in the third quarter of 2024 and were primarily directed towards investment in digital technologies.
2024 Third Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended September 30
	2024	2023
Return on capital employed (ROCE)(1)(2)(3) (%)	15.6	16.5
Net debt to adjusted funds from operations(1)(4) (times)	0.6	0.8
Total debt to total debt plus shareholders’ equity(1)(4) (%)	19.6	22.7
Net debt to net debt plus shareholders’ equity(1)(4) (%)	15.0	19.1

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended September 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. For the twelve months ended September 30, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(3)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2024 capital spending program of $6.3 billion to $6.5 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended September 30, 2024, cash and cash equivalents increased to $3.005 billion from $2.374 billion as at June 30, 2024. The source of cash in the third quarter of 2024 was due to the company’s cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB), the payment of dividends and repayment of long-term debt.
For the nine months ended September 30, 2024, cash and cash equivalents increased to $3.005 billion from $1.729 billion as at December 31, 2023, due to the company’s cash flow provided by operating activities exceeding the company’s capital and exploration expenditures, the payment of dividends, the repurchase of Suncor’s common shares under its NCIB, a decrease in short-term indebtedness and the repayment of long-term debt.
As at September 30, 2024, the company had no short-term investments presented as cash and cash equivalents.
As at September 30, 2024, available credit facilities for liquidity purposes were $5.308 billion, compared to $4.957 billion as at December 31, 2023. The increase in available credit facilities was primarily due to a decrease in short-term indebtedness.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects should help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements,
24   2024 Third Quarter   Suncor Energy Inc.

potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at September 30, 2024, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 25.0% (December 31, 2023 – 26.3%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2024	September 30, 2024
Total debt(1)(2) – beginning of period	11 428	11 581

Decrease in long-term debt	(295)	(295)

Decrease in short-term debt	(36)	(503)

Foreign exchange on debt, and other	(124)	190
Total debt(1)(2) – September 30, 2024	10 973	10 973

Less: Cash and cash equivalents – September 30, 2024	3 005	3 005
Net debt (1)(2) – September 30, 2024	7 968	7 968

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

The company’s total debt decreased in the third quarter of 2024, primarily due to the repayment of long-term debt made in the third quarter of 2024, a decrease in short-term indebtedness and favourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2024.
The company’s total debt decreased in the first nine months of 2024, primarily due to a decrease in short-term indebtedness and the repayment of long-term debt made in the third quarter of 2024, partially offset by unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2023.
Subsequent to the quarter, Suncor repurchased and cancelled approximately $1.1 billion of the company’s outstanding notes, primarily focused on its 6.50% notes due 2038 and 6.80% notes due 2038.
As at September 30, 2024, Suncor’s net debt was $7.968 billion, compared to $9.054 billion at June 30, 2024, and $9.852 billion at December 31, 2023. The decrease in net debt was primarily due to an increase in cash and cash equivalents and the factors discussed above.
Common Shares
September 30,
(thousands)	2024
Common shares	1 261 545

Common share options – exercisable	7 260

Common share options – non-exercisable	2 221
As at November 7, 2024, the total number of common shares outstanding was 1,257,113,892 and the total number of exercisable and non-exercisable common share options outstanding was 9,210,280. Once vested, each outstanding common share option is exercisable for one common share.
Share Repurchases
In the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
Between February 26, 2024, and November 7, 2024, pursuant to Suncor’s NCIB, Suncor repurchased 38,264,444 common shares on the open market, representing the equivalent of 3.0% of its common shares as at February 12, 2024, for $2.008 billion, at a weighted average price of $52.47 per share.
2024 Third Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)	15 044	6 789	37 043	43 529

Weighted average repurchase price per share (dollars per share)	52.51	44.20	51.50	42.69

Share repurchase cost	790	300	1 908	1 858
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2023 annual MD&A, with no material updates to note during the nine months ended September 30, 2024. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
26   2024 Third Quarter   Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022
Total production (mbbls/d)

Oil Sands	776.0	716.0	785.0	757.4	646.1	679.1	675.1	688.1

Exploration and Production	52.6	54.6	50.3	50.7	44.4	62.8	67.0	75.0
Total upstream production	828.6	770.6	835.3	808.1	690.5	741.9	742.1	763.1
Refinery crude oil processed (mbbls/d)	487.6	430.5	455.3	455.9	463.2	394.4	367.7	440.0
Revenues and other income

Gross revenues	13 905	14 014	13 305	13 589	13 911	12 434	12 272	14 754

Royalties	(1 017)	(1 125)	(924)	(779)	(1 262)	(715)	(358)	(834)
Operating revenues, net of royalties	12 888	12 889	12 381	12 810	12 649	11 719	11 914	13 920

Other income (loss)	174	151	148	1 328	(13)	(3)	342	(65)
	13 062	13 040	12 529	14 138	12 636	11 716	12 256	13 855
Net earnings	2 020	1 568	1 610	2 820	1 544	1 879	2 052	2 741

Per common share – basic (dollars)	1.59	1.22	1.25	2.18	1.19	1.44	1.54	2.03
Adjusted operating earnings(1)	1 875	1 626	1 817	1 635	1 980	1 253	1 809	2 432

Per common share(2)(3) (dollars)	1.48	1.27	1.41	1.26	1.52	0.96	1.36	1.81
Adjusted funds from operations(1)	3 787	3 397	3 169	4 034	3 634	2 655	3 002	4 189

Per common share(2)(3) (dollars)	2.98	2.65	2.46	3.12	2.80	2.03	2.26	3.11
Cash flow provided by operating activities	4 261	3 829	2 787	4 318	4 184	2 803	1 039	3 924

Per common share(3) (dollars)	3.36	2.98	2.16	3.34	3.22	2.14	0.78	2.91
Free funds flow(6)	2 232	1 350	1 858	2 482	2 057	1 042	1 916	2 887

Per common share(2)(3) (dollars)	1.76	1.05	1.44	1.92	1.58	0.80	1.44	2.14
ROCE(2)(4) (%) for the twelve months ended	15.6	15.6	15.7	16.3	16.5	13.2	18.5	20.2
ROCE excluding impairments and impairment reversals(2)(4) (%) for the twelve months ended	15.6	15.6	15.7	16.3	16.5	16.7	22.1	23.7
Net debt(5)(6)	7 968	9 054	9 552	9 852	9 837	11 170	12 439	10 627
Common share information (dollars)

Dividend per common share(3)	0.55	0.55	0.55	0.55	0.52	0.52	0.52	0.52

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	49.92	52.15	49.99	42.45	46.71	38.86	41.96	42.95
New York Stock Exchange (US$)	36.92	38.10	36.91	32.04	34.38	29.32	31.05	31.73

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings and adjusted funds from operations are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section in the respective Quarterly Report in respect of the relevant quarter, which information is incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

(3)
Presented on a basic per share basis.

(4)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(6)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in net debt and free funds flow are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis in the respective Quarterly Report in respect of the relevant quarter, which information is incorporated by refence herein and available on SEDAR+ at www.sedarplus.ca.

2024 Third Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023	Dec 31 2022
WTI crude oil at Cushing	US$/bbl	75.15	80.55	76.95	78.35	82.20	73.75	76.10	82.65

Dated Brent crude	US$/bbl	80.25	84.90	83.25	84.05	86.70	78.35	81.25	88.65

Dated Brent/Maya FOB price differential	US$/bbl	13.90	12.05	14.10	12.55	11.15	14.75	18.40	17.70

MSW at Edmonton	Cdn$/bbl	98.00	105.25	92.20	99.70	107.80	95.10	99.05	110.05

WCS at Hardisty	US$/bbl	61.65	67.00	57.60	56.45	69.30	58.70	51.35	57.00

WCS-WTI heavy/light differential	US$/bbl	(13.50)	(13.55)	(19.35)	(21.90)	(12.90)	(15.05)	(24.75)	(25.65)

SYN-WTI (differential) premium	US$/bbl	1.30	2.80	(7.40)	0.30	2.80	2.90	2.10	4.15

Condensate at Edmonton	US$/bbl	71.30	77.15	72.80	76.25	77.90	72.35	79.85	83.40

Natural gas (Alberta spot) at AECO	Cdn$/GJ	0.65	1.10	2.20	2.15	2.50	2.35	3.05	4.90

Alberta Power Pool Price	Cdn$/MWh	55.35	45.15	99.30	81.60	151.60	159.80	142.00	213.95

New York Harbor 2-1-1 crack(1)	US$/bbl	21.05	24.75	27.05	28.60	39.95	32.30	36.70	52.75

Chicago 2-1-1 crack(1)	US$/bbl	19.35	18.85	19.80	17.10	27.45	28.60	31.55	39.20

Portland 2-1-1 crack(1)	US$/bbl	20.35	29.30	26.85	29.35	55.90	37.30	37.40	50.70

Gulf Coast 2-1-1 crack(1)	US$/bbl	18.90	22.10	27.95	23.00	39.10	29.15	37.65	40.20

U.S. Renewable Volume Obligation	US$/bbl	3.90	3.40	3.70	4.75	7.45	7.70	8.20	8.55

Suncor custom 5-2-2-1 index(2)	US$/bbl	26.05	26.70	35.95	33.45	36.00	34.20	42.80	51.90

Exchange rate (average)	US$/Cdn$	0.73	0.73	0.74	0.73	0.75	0.74	0.74	0.74

Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.74	0.76	0.74	0.76	0.74	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2023 annual MD&A.

28   2024 Third Quarter   Suncor Energy Inc.

8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2023.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2023, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2023 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2023, note 10 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2024, and the Financial Condition and Liquidity section of the 2023 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2024, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2024 corporate guidance ranges (which were originally disclosed via press release on December 5, 2023), a copy of which is also available on www.sedarplus.ca.
2024 Third Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

30   2024 Third Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2024	2023
Adjustments to net earnings

Net earnings		8 018	8 216

(Deduct) add after-tax amounts for:

Unrealized foreign exchange gain on U.S. dollar denominated debt		(13)	(168)

Net interest expense		296	418
Adjusted net earnings(1)	A	8 301	8 466
Capital employed – beginning of twelve-month period

Net debt(2)(4)		9 837	11 674

Shareholders’ equity		41 770	38 167
		51 607	49 841
Capital employed – end of twelve-month period

Net debt(2)(4)		7 968	9 837

Shareholders’ equity		45 082	41 770
		53 050	51 607
Average capital employed	B	53 260	51 382
ROCE (%)(3)(5)	A/B	15.6	16.5

(1)
Total before-tax impact of adjustments is $391 million for the twelve months ended September 30, 2024, and $366 million for the twelve months ended September 30, 2023.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended September 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE. For the twelve months ended September 30, 2023, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2024 Third Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 819	1 407	272	227	479	1 274	124	(774)	—	—	2 694	2 134

Adjustments for:

Depreciation, depletion, amortization and impairment	1 324	1 367	191	115	247	234	29	28	—	—	1 791	1 744

Accretion	131	115	17	14	2	3	—	—	—	—	150	132

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(123)	256	—	—	(123)	256

Change in fair value of financial instruments and trading inventory	(78)	47	(8)	11	(21)	(43)	—	—	—	—	(107)	15

(Gain) loss on disposal of assets	(9)	(39)	—	—	(3)	(8)	1	(2)	—	—	(11)	(49)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	26	—	—	—	26	—

Share-based compensation	26	78	2	6	12	34	25	106	—	—	65	224

Settlement of decommissioning and restoration liabilities	(93)	(67)	(3)	(1)	(18)	(7)	—	—	—	—	(114)	(75)

Other	45	21	—	—	3	(5)	(11)	18	—	—	37	34

Current income tax expense	—	—	—	—	—	—	—	—	(621)	(781)	(621)	(781)
Adjusted funds from (used in) operations	3 165	2 929	471	372	701	1 482	71	(368)	(621)	(781)	3 787	3 634

Change in non-cash working capital											474	550
Cash flow provided by operating activities											4 261	4 184
32   2024 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	4 982	4 151	742	1 558	2 186	2 785	(813)	(1 295)	—	—	7 097	7 199

Adjustments for:

Depreciation, depletion, amortization and impairment	3 744	3 688	545	384	727	678	87	87	—	—	5 103	4 837

Accretion	386	344	50	49	8	6	—	—	—	—	444	399

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	200	15	—	—	200	15

Change in fair value of financial instruments and trading inventory	(118)	92	10	(2)	45	1	—	—	—	—	(63)	91

Gain on disposal of assets	(9)	(39)	—	(608)	(3)	(26)	(1)	(322)	—	—	(13)	(995)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	26	—	—	—	26	—

Share-based compensation	(102)	41	8	8	(46)	15	(71)	(24)	—	—	(211)	40

Settlement of decommissioning and restoration liabilities	(290)	(256)	(23)	(5)	(36)	(19)	—	—	—	—	(349)	(280)

Other	123	53	4	—	19	17	24	(17)	—	—	170	53

Current income tax expense	—	—	—	—	—	—	—	—	(2 051)	(2 068)	(2 051)	(2 068)
Adjusted funds from (used in) operations	8 716	8 074	1 336	1 384	2 900	3 457	(548)	(1 556)	(2 051)	(2 068)	10 353	9 291

Change in non-cash working capital											524	(1 265)
Cash flow provided by operating activities											10 877	8 026
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 165	2 929	471	372	701	1 482	71	(368)	(621)	(781)	3 787	3 634

Capital expenditures including capitalized interest(1)	(967)	(1 175)	(281)	(187)	(295)	(195)	(12)	(20)	—	—	(1 555)	(1 577)
Free funds flow (deficit)	2 198	1 754	190	185	406	1 287	59	(388)	(621)	(781)	2 232	2 057
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	8 716	8 074	1 336	1 384	2 900	3 457	(548)	(1 556)	(2 051)	(2 068)	10 353	9 291

Capital expenditures including capitalized interest(1)	(3 399)	(3 028)	(652)	(507)	(838)	(697)	(24)	(44)	—	—	(4 913)	(4 276)
Free funds flow (deficit)	5 317	5 046	684	877	2 062	2 760	(572)	(1 600)	(2 051)	(2 068)	5 440	5 015

(1)
Excludes capital expenditures related to assets previously held for sale of nil in the third quarter and first nine months of 2024, compared to nil and $108 million in the third quarter and first nine months of 2023, respectively.

2024 Third Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expense for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2024	2023	2024	2023
Refining and marketing gross margin reconciliation

Operating revenues	8 124	8 570	23 794	23 015

Purchases of crude oil and products	(6 685)	(6 268)	(18 792)	(17 419)
	1 439	2 302	5 002	5 596

Other income (loss)	80	(26)	197	143

Non-refining and marketing margin	(1)	(4)	(56)	(39)
Refining and marketing gross margin – FIFO	1 518	2 272	5 143	5 700

Refinery production(1) (mbbls)	47 094	45 342	132 837	119 139
Refining and marketing gross margin – FIFO ($/bbl)	32.25	50.10	38.70	47.85
FIFO and risk management activities adjustment	171	(348)	78	(101)
Refining and marketing gross margin – LIFO	1 689	1 924	5 221	5 599
Refining and marketing gross margin – LIFO ($/bbl)	35.85	42.45	39.30	47.00
Refining operating expense reconciliation

Operating, selling and general expense	592	610	1 813	1 864

Non-refining costs	(319)	(329)	(935)	(989)
Refining operating expense	273	281	878	875

Refinery production(1) (mbbls)	47 094	45 342	132 837	119 139
Refining operating expense ($/bbl)	5.80	6.20	6.60	7.35

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

34   2024 Third Quarter   Suncor Energy Inc.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	September 30	December 31
($ millions, except as noted)	2024	2023
Short-term debt	—	494

Long-term debt	10 973	11 087
Total debt(1)	10 973	11 581

Less: Cash and cash equivalents	3 005	1 729
Net debt(1)	7 968	9 852

Shareholders’ equity	45 082	43 279
Total debt plus shareholders’ equity	56 055	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	19.6	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	15.0	18.5

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
2024 Third Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Oil Sands Price Realizations
Three months ended	September 30, 2024				September 30, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 362	4 883	7 245	7 245	1 891	4 912	6 803	6 803

Other (loss) income	(7)	22	15	15	(5)	1	(4)	(4)

Purchases of crude oil and products	(468)	(18)	(486)	(486)	(274)	(43)	(317)	(317)

Gross realization adjustment(1)	(33)	(27)	(60)		22	(82)	(60)
Gross realization	1 854	4 860	6 714		1 634	4 788	6 422
Transportation and distribution	(152)	(139)	(291)	(291)	(140)	(114)	(254)	(254)
Price realization	1 702	4 721	6 423		1 494	4 674	6 168
Sales volumes (mbbls)	23 383	46 952	70 335		16 711	43 620	60 331
Price realization per barrel	72.88	100.57	91.36		89.35	107.19	102.25
Nine months ended	September 30, 2024				September 30, 2023
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	7 242	14 357	21 599	21 599	4 572	14 476	19 048	19 048

Other income (loss)	112	30	142	142	145	(39)	106	106

Purchases of crude oil and products	(1 676)	(135)	(1 811)	(1 811)	(938)	(148)	(1 086)	(1 086)

Gross realization adjustment(1)	(98)	(151)	(249)		(68)	(242)	(310)
Gross realization	5 580	14 101	19 681		3 711	14 047	17 758
Transportation and distribution	(449)	(426)	(875)	(875)	(368)	(451)	(819)	(819)
Price realization	5 131	13 675	18 806		3 343	13 596	16 939
Sales volumes (mbbls)	69 474	138 325	207 799		47 266	135 531	182 797
Price realization per barrel	73.93	98.86	90.51		70.68	100.34	92.67

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

36   2024 Third Quarter   Suncor Energy Inc.

E&P Price Realizations
Three months ended	September 30, 2024				September 30, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	718	—	718	—	423	224	647

Transportation and distribution	—	(14)	—	(14)	—	(12)	—	(12)
Price realization	—	704	—		—	411	224
Sales volumes (mbbls)	—	6 451			—	3 504
Price realization per barrel	—	109.24			—	117.21
Nine months ended	September 30, 2024				September 30, 2023
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	—	1 764	392	2 156	306	1 430	458	2 194

Transportation and distribution	—	(58)	(5)	(63)	(9)	(39)	(6)	(54)
Price realization	—	1 706	387		297	1 391	452
Sales volumes (mbbls)	—	15 631			2 729	12 958
Price realization per barrel	—	109.40			109.00	107.30

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the third quarter of 2024, revenue included a gross-up amount of nil, with an offsetting amount of nil in royalties in the E&P segment and nil in income tax expense recorded at the consolidated level. In the first nine months of 2024, revenue included a gross-up amount of  $298 million, with an offsetting amount of  $151 million in royalties in the E&P segment and $147 million in income tax expense recorded at the consolidated level. In the third quarter of 2023, revenue included a gross-up amount of  $171 million, with an offsetting amount of  $94 million in royalties in the E&P segment and $77 million in income tax expense recorded at the consolidated level. In the first nine months of 2023, revenue included a gross-up amount of  $346 million, with an offsetting amount of  $177 million in royalties in the E&P segment and $169 million in income tax expense recorded at the consolidated level.

2024 Third Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts	Financial and Business Environment
MWh	megawatts per hour	Q3	Three months ended September 30
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
38   2024 Third Quarter   Suncor Energy Inc.

11. ADVISORIES
Forward-Looking Statements
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
Suncor’s intention to return 100% of excess funds to shareholders now that it has achieved its net debt target;

•
expectations regarding planned maintenance events, specifically the expectation that scheduled maintenance activities at Oil Sands Base Upgrader 2 will be completed in the fourth quarter of 2024 and that scheduled maintenance activities will be conducted at Fort Hills in the fourth quarter of 2024;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2024 capital spending program of $6.3 billion to $6.5 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should help the company manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and
2024 Third Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2023 annual MD&A, the 2023 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
40   2024 Third Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Revenues and Other Income

Gross revenues (note 4)	13 905	13 911	41 224	38 617

Less: royalties	(1 017)	(1 262)	(3 066)	(2 335)

Other income (loss) (note 5)	174	(13)	473	326
	13 062	12 636	38 631	36 608
Expenses

Purchases of crude oil and products	4 799	4 701	14 319	13 147

Operating, selling and general	3 055	3 124	9 648	9 988

Transportation and distribution	484	412	1 332	1 244

Depreciation, depletion, amortization and impairment	1 791	1 744	5 103	4 837

Exploration	8	10	82	59

Gain on disposal of assets (note 11)	(11)	(49)	(13)	(995)

Financing expenses (note 7)	242	560	1 063	1 129
	10 368	10 502	31 534	29 409
Earnings before Income Taxes	2 694	2 134	7 097	7 199
Income Tax Expense (Recovery)

Current	621	781	2 051	2 068

Deferred	53	(191)	(152)	(344)
	674	590	1 899	1 724
Net Earnings	2 020	1 544	5 198	5 475
Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(52)	76	(57)	158

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 13)	(10)	296	480	321
Other Comprehensive (Loss) Income	(62)	372	423	479
Total Comprehensive Income	1 958	1 916	5 621	5 954
Per Common Share (dollars) (note 8)

Net earnings – basic and diluted	1.59	1.19	4.06	4.17

Cash dividends	0.55	0.52	1.65	1.56
See accompanying notes to the condensed interim consolidated financial statements.
2024 Third Quarter   Suncor Energy Inc.   41

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	September 30 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	3 005	1 729

Accounts receivable	6 115	5 735

Inventories	5 213	5 365

Income taxes receivable	621	980
Total current assets	14 954	13 809

Property, plant and equipment, net	68 530	67 650

Exploration and evaluation	1 742	1 758

Other assets	1 756	1 710

Goodwill and other intangible assets	3 482	3 528

Deferred income taxes	198	84
Total assets	90 662	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	—	494

Current portion of long-term lease liabilities	458	348

Accounts payable and accrued liabilities	7 990	7 731

Current portion of provisions	904	983

Income taxes payable	51	41
Total current liabilities	9 403	9 597

Long-term debt (note 7)	10 973	11 087

Long-term lease liabilities	3 606	3 478

Other long-term liabilities	1 387	1 488

Provisions (note 12)	12 108	11 610

Deferred income taxes	8 103	8 000

Equity	45 082	43 279
Total liabilities and shareholders’ equity	90 662	88 539
See accompanying notes to the condensed interim consolidated financial statements.
42   2024 Third Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Operating Activities

Net Earnings	2 020	1 544	5 198	5 475

Adjustments for:

Depreciation, depletion, amortization and impairment	1 791	1 744	5 103	4 837

Deferred income tax expense (recovery)	53	(191)	(152)	(344)

Accretion (note 7)	150	132	444	399

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 7)	(123)	256	200	15

Change in fair value of financial instruments and trading inventory	(107)	15	(63)	91

Gain on disposal of assets (note 11)	(11)	(49)	(13)	(995)

Loss on extinguishment of long-term debt (note 7)	26	—	26	—

Share-based compensation	65	224	(211)	40

Settlement of decommissioning and restoration liabilities	(114)	(75)	(349)	(280)

Other	37	34	170	53

Decrease (increase) in non-cash working capital	474	550	524	(1 265)
Cash flow provided by operating activities	4 261	4 184	10 877	8 026
Investing Activities

Capital and exploration expenditures	(1 555)	(1 577)	(4 913)	(4 276)

Capital expenditures on assets held for sale	—	—	—	(108)

Acquisitions, net of cash acquired (note 11)	—	—	—	(712)

Proceeds from disposal of assets (note 11)	13	51	36	1 880

Other investments	(22)	(12)	(25)	(59)

(Increase) decrease in non-cash working capital	(107)	(109)	108	120
Cash flow used in investing activities	(1 671)	(1 647)	(4 794)	(3 155)
Financing Activities

Net decrease in short-term debt	(36)	(1 761)	(503)	(353)

Repayment of long-term debt	(321)	—	(321)	(5)

Lease liability payments	(123)	(84)	(328)	(248)

Issuance of common shares under share option plans	37	99	344	155

Repurchase of common shares (note 9)	(790)	(300)	(1 908)	(1 858)

Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)

Dividends paid on common shares	(690)	(676)	(2 090)	(2 045)
Cash flow used in financing activities	(1 927)	(2 726)	(4 818)	(4 366)
Increase (Decrease) in Cash and Cash Equivalents	663	(189)	1 265	505

Effect of foreign exchange on cash and cash equivalents	(32)	11	11	(53)

Cash and cash equivalents at beginning of period	2 374	2 610	1 729	1 980
Cash and Cash Equivalents at End of Period	3 005	2 432	3 005	2 432
Supplementary Cash Flow Information

Interest paid	133	162	585	624

Income taxes paid	538	539	1 522	2 415
See accompanying notes to the condensed interim consolidated financial statements.
2024 Third Quarter   Suncor Energy Inc.   43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	5 475	5 475	—

Foreign currency translation adjustment	—	—	158	—	158	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $103	—	—	—	321	321	—
Total comprehensive income	—	—	158	5 796	5 954	—

Issued under share option plans	166	(11)	—	—	155	3 856

Repurchase of common shares for cancellation (note 9)	(729)	—	—	(1 129)	(1 858)	(43 529)

Change in liability for share repurchase commitment	77	—	—	108	185	—

Share-based compensation	—	12	—	—	12	—

Dividends paid on common shares	—	—	—	(2 045)	(2 045)	—
At September 30, 2023	21 771	572	1 132	18 295	41 770	1 297 798
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	5 198	5 198	—

Foreign currency translation adjustment	—	—	(57)	—	(57)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $151 (note 13)	—	—	—	480	480	—
Total comprehensive income	—	—	(57)	5 678	5 621	—

Issued under share option plans	386	(52)	—	—	334	8 488

Repurchase of common shares for cancellation(1) (note 9)	(628)	—	—	(1 309)	(1 937)	(37 043)

Change in liability for share repurchase commitment (note 9)	(37)	—	—	(98)	(135)	—

Share-based compensation (note 6)	—	10	—	—	10	—

Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2024	21 382	527	991	22 182	45 082	1 261 545

(1)
Includes $29 million of taxes on share repurchases for the nine months ended September 30, 2024.

See accompanying notes to the condensed interim consolidated financial statements.
44   2024 Third Quarter   Suncor Energy Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
2024 Third Quarter   Suncor Energy Inc.   45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b) Recently Announced Accounting Pronouncements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retroactively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.
4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	5 083	4 725	718	647	8 104	8 543	—	(4)	13 905	13 911

Intersegment revenues	2 162	2 078	—	—	20	27	(2 182)	(2 105)	—	—

Less: Royalties	(923)	(1 111)	(94)	(151)	—	—	—	—	(1 017)	(1 262)
Operating revenues, net of royalties	6 322	5 692	624	496	8 124	8 570	(2 182)	(2 109)	12 888	12 649

Other income (loss)	15	(4)	14	(21)	80	(26)	65	38	174	(13)
	6 337	5 688	638	475	8 204	8 544	(2 117)	(2 071)	13 062	12 636
Expenses

Purchases of crude oil and products	486	317	—	—	6 685	6 268	(2 372)	(1 884)	4 799	4 701

Operating, selling and general	2 223	2 213	139	102	592	610	101	199	3 055	3 124

Transportation and distribution	291	254	14	12	189	154	(10)	(8)	484	412

Depreciation, depletion, amortization and impairment	1 324	1 367	191	115	247	234	29	28	1 791	1 744

Exploration	7	7	1	3	—	—	—	—	8	10

(Gain) loss on disposal of assets	(9)	(39)	—	—	(3)	(8)	1	(2)	(11)	(49)

Financing expenses	196	162	21	16	15	12	10	370	242	560
	4 518	4 281	366	248	7 725	7 270	(2 241)	(1 297)	10 368	10 502
Earnings (Loss) before Income Taxes	1 819	1 407	272	227	479	1 274	124	(774)	2 694	2 134

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	621	781

Deferred	—	—	—	—	—	—	—	—	53	(191)
	—	—	—	—	—	—	—	—	674	590
Net Earnings	—	—	—	—	—	—	—	—	2 020	1 544
Capital and Exploration Expenditures	967	1 175	281	187	295	195	12	20	1 555	1 577
46   2024 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	15 340	13 474	2 156	2 194	23 729	22 957	(1)	(8)	41 224	38 617

Intersegment revenues	6 259	5 574	—	—	65	58	(6 324)	(5 632)	—	—

Less: Royalties	(2 706)	(1 982)	(360)	(353)	—	—	—	—	(3 066)	(2 335)
Operating revenues, net of royalties	18 893	17 066	1 796	1 841	23 794	23 015	(6 325)	(5 640)	38 158	36 282

Other income (loss)	142	106	15	(11)	197	143	119	88	473	326
	19 035	17 172	1 811	1 830	23 991	23 158	(6 206)	(5 552)	38 631	36 608
Expenses

Purchases of crude oil and products	1 811	1 086	—	—	18 792	17 419	(6 284)	(5 358)	14 319	13 147

Operating, selling and general	6 983	6 933	400	378	1 813	1 864	452	813	9 648	9 988

Transportation and distribution	875	819	63	54	424	398	(30)	(27)	1 332	1 244

Depreciation, depletion, amortization and impairment	3 744	3 688	545	384	727	678	87	87	5 103	4 837

Exploration	77	46	5	13	—	—	—	—	82	59

Gain on disposal of assets	(9)	(39)	—	(608)	(3)	(26)	(1)	(322)	(13)	(995)

Financing expenses	572	488	56	51	52	40	383	550	1 063	1 129
	14 053	13 021	1 069	272	21 805	20 373	(5 393)	(4 257)	31 534	29 409
Earnings (Loss) before Income Taxes	4 982	4 151	742	1 558	2 186	2 785	(813)	(1 295)	7 097	7 199

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	2 051	2 068

Deferred	—	—	—	—	—	—	—	—	(152)	(344)
	—	—	—	—	—	—	—	—	1 899	1 724
Net Earnings	—	—	—	—	—	—	—	—	5 198	5 475
Capital and Exploration Expenditures(1)	3 399	3 028	652	507	838	697	24	44	4 913	4 276

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the nine months ended September 30, 2023.

2024 Third Quarter   Suncor Energy Inc.   47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended September 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 883	—	4 883	4 912	—	4 912

Bitumen	2 362	—	2 362	1 891	—	1 891
	7 245	—	7 245	6 803	—	6 803
Exploration and Production

Crude oil and natural gas liquids	718	—	718	423	224	647

Natural gas	—	—	—	—	—	—
	718	—	718	423	224	647
Refining and Marketing

Gasoline	3 645	—	3 645	3 779	—	3 779

Distillate	3 726	—	3 726	4 030	—	4 030

Other	753	—	753	761	—	761
	8 124	—	8 124	8 570	—	8 570
Corporate and Eliminations
	(2 182)	—	(2 182)	(2 109)	—	(2 109)
Total Revenue from Contracts with Customers	13 905	—	13 905	13 687	224	13 911
Nine months ended September 30	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	14 357	—	14 357	14 476	—	14 476

Bitumen	7 242	—	7 242	4 572	—	4 572
	21 599	—	21 599	19 048	—	19 048
Exploration and Production

Crude oil and natural gas liquids	1 764	392	2 156	1 430	758	2 188

Natural gas	—	—	—	—	6	6
	1 764	392	2 156	1 430	764	2 194
Refining and Marketing

Gasoline	10 154	—	10 154	9 940	—	9 940

Distillate	11 500	—	11 500	11 039	—	11 039

Other	2 140	—	2 140	2 036	—	2 036
	23 794	—	23 794	23 015	—	23 015
Corporate and Eliminations
	(6 325)	—	(6 325)	(5 640)	—	(5 640)
Total Revenue from Contracts with Customers	40 832	392	41 224	37 853	764	38 617
48   2024 Third Quarter   Suncor Energy Inc.

5. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Energy trading and risk management	68	(84)	207	183

Investment and interest income	111	71	218	139

Insurance proceeds and other	(5)	—	48	4
	174	(13)	473	326
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Equity-settled plans	3	3	10	12

Cash-settled plans	73	228	353	342
	76	231	363	354
7. FINANCING EXPENSES
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Interest on debt	151	205	516	593

Interest on lease liabilities	64	41	189	137

Capitalized interest	(88)	(65)	(245)	(185)
Interest expense	127	181	460	545

Interest on partnership liability	12	12	36	37

Interest on pension and other post-retirement benefits	6	4	17	7

Accretion	150	132	444	399

Foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	256	200	15

Operational foreign exchange and other	44	(25)	(120)	126

Loss on extinguishment of long-term debt	26	—	26	—
	242	560	1 063	1 129
In the third quarter of 2024, the company completed two partial redemptions, for US$196.0 million of its outstanding US$1.15 billion 6.50% notes due 2038, and for US$18.9 million of its outstanding US$900.0 million 6.80% notes due 2038, resulting in a debt extinguishment loss of $26 million ($23 million after tax).
Subsequent to the third quarter of 2024, the company completed a debt tender offer and, as a result, repaid approximately $1.1 billion CAD equivalent of its various notes on October 7, 2024.
2024 Third Quarter   Suncor Energy Inc.   49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2024	2023	2024	2023
Net earnings	2 020	1 544	5 198	5 475
(millions of common shares)
Weighted average number of common shares	1 269	1 300	1 280	1 313

Dilutive securities:

Effect of share options	2	2	2	2
Weighted average number of diluted common shares	1 271	1 302	1 282	1 315
(dollars per common share)
Basic and diluted earnings per share	1.59	1.19	4.06	4.17
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
A share buyback tax was substantively enacted during the second quarter of 2024, with an effective date of January 1, 2024, and the company has prospectively applied this tax on its share repurchase activities.
For the three months ended September 30, 2024, the company repurchased 15.0 million common shares under the 2024 renewed NCIB at an average price of $52.51 per share, for a total repurchase cost of $0.8 billion, including taxes. For the nine months ended September 30, 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 33.6 million under the 2024 renewed NCIB at an average price of $51.50 per share, for a total repurchase cost of $1.9 billion, including taxes.
For the three months ended September 30, 2023, the company repurchased 6.8 million common shares under the 2023 renewed NCIB at an average price of $44.20 per share, for a total repurchase cost of $0.3 billion. For the nine months ended September 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 35.2 million under the 2023 renewed NCIB at an average price of $42.69 per share, for a total repurchase cost of $1.9 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2024	2023	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	15 044	6 789	37 043	43 529
Amounts charged to:

Share capital	255	114	628	729

Retained earnings(1)	549	186	1 309	1 129
Share repurchase cost	804	300	1 937	1 858

(1)
Includes $14 million and $29 million of taxes on share repurchases for the three and nine months ended September 30, 2024, respectively.

50   2024 Third Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:
($ millions)	September 30 2024	December 31 2023
Amounts charged to:

Share capital	97	60

Retained earnings	188	90
Liability for share purchase commitment	285	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	97

Cash settlements – paid (received) during the year	(10)
Fair value outstanding at September 30, 2024	67
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
2024 Third Quarter   Suncor Energy Inc.   51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	59	57	—	116

Accounts payable	(38)	(11)	—	(49)
	21	46	—	67
During the third quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.0 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.2 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Meadow Creek:
During the third quarter of 2023, the company recorded after-tax derecognition charges of $192 million ($253 million before-tax) on its Meadow Creek development properties as these properties no longer aligned with the company’s future development plans.
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax).
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision increased by $506 million for the nine months ended September 30, 2024. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 5.00% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the nine months ended September 30, 2024, the actuarial gain on employee retirement benefit plans was $480 million (net of taxes of $151 million), mainly due to strong plan assets performance while discount rates were unchanged at 4.60% (December 31, 2023 – 4.60%).
52   2024 Third Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
	Quarter Ended					Nine Months Ended		Year Ended
($ millions, except per share amounts)	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Gross revenues	13 905	14 014	13 305	13 589	13 911	41 224	38 617	52 206

Less: Royalties	(1 017)	(1 125)	(924)	(779)	(1 262)	(3 066)	(2 335)	(3 114)
Operating revenues, net of royalties	12 888	12 889	12 381	12 810	12 649	38 158	36 282	49 092
Earnings (loss) before income taxes

Oil Sands	1 819	1 792	1 371	2 660	1 407	4 982	4 151	6 811

Exploration and Production	272	196	274	133	227	742	1 558	1 691

Refining and Marketing	479	593	1 114	598	1 274	2 186	2 785	3 383

Corporate and Eliminations	124	(398)	(539)	(1)	(774)	(813)	(1 295)	(1 296)

Income tax expense	(674)	(615)	(610)	(570)	(590)	(1 899)	(1 724)	(2 294)
Net earnings	2 020	1 568	1 610	2 820	1 544	5 198	5 475	8 295
Adjusted operating earnings (loss)(A)

Oil Sands	1 786	1 745	1 365	1 526	1 670	4 896	4 441	5 967

Exploration and Production	272	196	274	133	227	742	951	1 084

Refining and Marketing	484	588	1 118	598	1 277	2 190	2 769	3 367

Corporate and Eliminations	1	(295)	(319)	(42)	(518)	(613)	(1 307)	(1 349)

Income tax expense included in adjusted operating earnings	(668)	(608)	(621)	(580)	(676)	(1 897)	(1 812)	(2 392)
Total	1 875	1 626	1 817	1 635	1 980	5 318	5 042	6 677
Adjusted funds from (used in) operations(A)

Oil Sands	3 165	3 108	2 443	2 651	2 929	8 716	8 074	10 725

Exploration and Production	471	398	467	228	372	1 336	1 384	1 612

Refining and Marketing	701	893	1 306	811	1 482	2 900	3 457	4 268

Corporate and Eliminations	71	(221)	(398)	10	(368)	(548)	(1 556)	(1 546)

Current income tax (expense) recovery	(621)	(781)	(649)	334	(781)	(2 051)	(2 068)	(1 734)
Total	3 787	3 397	3 169	4 034	3 634	10 353	9 291	13 325
Change in non-cash working capital	474	432	(382)	284	550	524	(1 265)	(981)
Cash flow provided by operating activities	4 261	3 829	2 787	4 318	4 184	10 877	8 026	12 344
Free funds flow (deficit)(A)(B)

Oil Sands	2 198	1 671	1 448	1 583	1 754	5 317	5 046	6 629

Exploration and Production	190	169	325	67	185	684	877	944

Refining and Marketing	406	518	1 138	506	1 287	2 062	2 760	3 266

Corporate and Eliminations	59	(227)	(404)	(8)	(388)	(572)	(1 600)	(1 608)

Current income tax (expense) recovery	(621)	(781)	(649)	334	(781)	(2 051)	(2 068)	(1 734)
Total	2 232	1 350	1 858	2 482	2 057	5 440	5 015	7 497
Per common share

Net earnings – basic	1.59	1.22	1.25	2.18	1.19	4.06	4.17	6.34

Net earnings – diluted	1.59	1.22	1.25	2.18	1.19	4.06	4.17	6.33

Adjusted operating earnings(A)(C)	1.48	1.27	1.41	1.26	1.52	4.15	3.84	5.10

Cash dividends(C)	0.55	0.55	0.55	0.55	0.52	1.65	1.56	2.11

Adjusted funds from operations(A)(C)	2.98	2.65	2.46	3.12	2.80	8.09	7.08	10.19

Cash flow provided by operating activities(C)	3.36	2.98	2.16	3.34	3.22	8.50	6.11	9.44

Free funds flow(A)(B)(C)	1.76	1.05	1.44	1.92	1.58	4.25	3.82	5.73
Returns to shareholders

Dividends paid on common shares	690	698	702	704	676	2 090	2 045	2 749

Repurchase of common shares	790	825	293	375	300	1 908	1 858	2 233
Total returns to shareholders	1 480	1 523	995	1 079	976	3 998	3 903	4 982
Capital and exploration expenditures (including capitalized interest)

Oil Sands	967	1 437	995	1 068	1 175	3 399	3 028	4 096

Exploration and Production(D)	281	229	142	161	187	652	507	668

Refining and Marketing	295	375	168	305	195	838	697	1 002

Corporate and Eliminations	12	6	6	18	20	24	44	62
Total capital and exploration expenditures	1 555	2 047	1 311	1 552	1 577	4 913	4 276	5 828
See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   53

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023
Return on capital employed (ROCE)(A)(E) (%)	15.6	15.6	15.7	16.3	16.5

ROCE excluding impairments and impairment reversals(A)(E) (%)	15.6	15.6	15.7	16.3	16.5

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.

(C)
Presented on a basic per share basis.

(D)
Excludes capital expenditures related to assets previously held for sale of  $108 million in the first nine months of 2023 and for the twelve months ended December 31, 2023.

(E)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
54   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	Quarter Ended					Nine Months Ended		Year Ended
Oil Sands	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Production volumes (mbbls/d)
Total Oil Sands bitumen production	909.6	834.4	932.1	866.2	787.0	892.1	804.1	819.8
Oil Sands production volumes(A)

Oil Sands operations – SCO, diesel and other products	329.5	321.6	374.6	288.9	288.9	341.8	323.7	314.9

Oil Sands operations – Bitumen	128.5	136.9	120.3	171.5	121.6	128.6	107.2	123.4

Syncrude – SCO, diesel and bitumen	213.8	171.1	197.9	208.1	200.0	194.4	187.3	192.6

Fort Hills – Bitumen	166.0	166.9	177.6	154.1	86.1	170.2	90.4	106.4

Inter-asset transfers and consumption	(61.8)	(80.5)	(85.4)	(65.2)	(50.5)	(75.9)	(41.9)	(47.7)
Total Oil Sands production volumes	776.0	716.0	785.0	757.4	646.1	759.1	666.7	689.6
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	329.5	321.6	374.6	288.9	288.9	341.8	323.7	314.9

Syncrude	213.7	166.7	197.9	206.7	200.0	192.9	185.5	190.9

Inter-asset transfers and consumption	(29.4)	(26.6)	(27.5)	(19.9)	(19.6)	(27.9)	(18.7)	(18.8)
Total Oil Sands – upgraded – net SCO and diesel production	513.8	461.7	545.0	475.7	469.3	506.8	490.5	487.0
Oil Sands – non-upgraded bitumen

Oil Sands operations	128.5	136.9	120.3	171.5	121.6	128.6	107.2	123.4

Fort Hills	166.0	166.9	177.6	154.1	86.1	170.2	90.4	106.4

Syncrude	0.1	4.4	—	1.4	—	1.5	1.8	1.7

Inter-asset transfers	(32.4)	(53.9)	(57.9)	(45.3)	(30.9)	(48.0)	(23.2)	(28.9)
Total Oil Sands – non-upgraded bitumen production	262.2	254.3	240.0	281.7	176.8	252.3	176.2	202.6
Oil Sands production volumes to market

Upgraded – net SCO and diesel	513.8	461.7	545.0	475.7	469.3	506.8	490.5	487.0

Non-upgraded bitumen	262.2	254.3	240.0	281.7	176.8	252.3	176.2	202.6
Total Oil Sands production volumes	776.0	716.0	785.0	757.4	646.1	759.1	666.7	689.6
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	510.3	453.8	550.3	457.3	474.1	504.8	496.5	486.6

Non-upgraded bitumen	254.2	272.6	233.8	277.5	181.6	253.6	173.1	199.4
Total Oil Sands sales volumes	764.5	726.4	784.1	734.8	655.7	758.4	669.6	686.0
Oil Sands operations cash operating costs(1)(B) ($ millions)

Cash costs	1 045	1 123	1 107	1 199	1 020	3 275	3 126	4 325

Natural gas	40	65	103	107	80	208	319	426
	1 085	1 188	1 210	1 306	1 100	3 483	3 445	4 751
Oil Sands operations cash operating costs(1)(B) ($/bbl)*

Cash costs	24.80	26.90	24.55	28.30	27.00	25.45	26.60	27.05

Natural gas	0.95	1.55	2.30	2.50	2.15	1.60	2.70	2.65
	25.75	28.45	26.85	30.80	29.15	27.05	29.30	29.70
Fort Hills cash operating costs(1)(B)(C) ($ millions)

Cash costs	501	453	505	382	331	1 459	892	1 274

Natural gas	9	12	26	16	13	47	45	61
	510	465	531	398	344	1 506	937	1 335
Fort Hills cash operating costs(1)(B)(C) ($/bbl)*

Cash costs	32.80	29.80	31.20	26.95	41.80	31.25	36.20	32.85

Natural gas	0.60	0.80	1.65	1.15	1.60	1.05	1.80	1.55
	33.40	30.60	32.85	28.10	43.40	32.30	38.00	34.40
Syncrude cash operating costs(1)(B) ($ millions)

Cash costs	643	615	620	629	592	1 878	1 894	2 523

Natural gas	6	10	22	19	17	38	69	88
	649	625	642	648	609	1 916	1 963	2 611
Syncrude cash operating costs(1)(B) ($/bbl)*

Cash costs	32.70	39.50	34.45	32.85	32.20	35.25	37.05	35.90

Natural gas	0.30	0.65	1.25	1.00	0.95	0.75	1.35	1.25
	33.00	40.15	35.70	33.85	33.15	36.00	38.40	37.15

(A)
Beginning in the first quarter of 2024, to better reflect the company’s individual asset performance, the company revised the presentation of its production volumes to include a gross production view for individual assets. Prior period amounts have been revised to reflect this change.

(B)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   55

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Nine Months Ended		Year Ended
Oil Sands Segment Operating Netbacks(A)(B)	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Non-upgraded bitumen ($/bbl)

Average price realized	79.37	88.08	72.52	70.76	97.75	80.38	78.49	75.78

Royalties	(10.77)	(13.29)	(10.41)	(10.62)	(15.44)	(11.56)	(9.92)	(10.16)

Transportation and distribution costs	(6.49)	(5.62)	(7.41)	(7.79)	(8.40)	(6.45)	(7.81)	(7.81)

Net operating expenses	(22.93)	(19.94)	(22.74)	(17.91)	(21.46)	(21.81)	(21.99)	(20.56)
Operating netback	39.18	49.23	31.96	34.44	52.45	40.56	38.77	37.25
Upgraded – net SCO and diesel ($/bbl)

Average price realized	103.52	110.20	93.64	100.97	109.80	101.94	103.66	103.02

Royalties	(14.32)	(16.25)	(11.19)	(8.80)	(19.56)	(13.76)	(11.17)	(10.60)

Transportation and distribution costs	(2.95)	(3.71)	(2.67)	(4.65)	(2.61)	(3.08)	(3.32)	(3.62)

Net operating expenses	(33.39)	(39.28)	(34.49)	(40.96)	(37.42)	(35.55)	(38.28)	(38.92)
Operating netback	52.86	50.96	45.29	46.56	50.21	49.55	50.89	49.88
Average Oil Sands segment ($/bbl)

Average price realized	95.49	101.90	87.34	89.56	106.46	94.73	97.15	95.10

Royalties	(13.14)	(15.14)	(10.96)	(9.49)	(18.42)	(13.02)	(10.84)	(10.48)

Transportation and distribution costs	(4.13)	(4.42)	(4.10)	(5.84)	(4.21)	(4.22)	(4.48)	(4.83)

Net operating expenses	(29.91)	(32.02)	(30.98)	(32.26)	(33.00)	(30.95)	(34.07)	(33.58)
Operating netback	48.31	50.32	41.30	41.97	50.83	46.54	47.76	46.21

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
56   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Nine Months Ended		Year Ended
Exploration and Production	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Production volumes

E&P Canada (mbbls/d)	52.6	49.0	46.7	45.3	39.8	49.5	44.1	44.4

E&P International (mbbls/d)	—	5.6	3.6	5.4	4.6	3.0	13.9	11.7
Total production volumes (mbbls/d)	52.6	54.6	50.3	50.7	44.4	52.5	58.0	56.1

Total sales volumes (mbbls/d)	70.1	46.8	63.3	29.2	42.7	60.1	60.9	52.9
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	111.40	117.08	111.73	118.20	120.59	113.12	110.35	111.49

Royalties	(14.63)	(9.43)	(14.68)	(15.10)	(16.33)	(13.41)	(13.60)	(13.82)

Transportation and distribution costs	(2.16)	(5.69)	(4.21)	(8.69)	(3.38)	(3.72)	(3.05)	(3.87)

Operating costs	(17.90)	(27.23)	(21.46)	(31.23)	(20.18)	(21.38)	(18.30)	(20.17)
Operating netback	76.71	74.73	71.38	63.18	80.70	74.61	75.40	73.63
E&P International (excluding Libya) ($/bbl)(C)

Average price realized	—	—	—	—	—	—	112.16	112.16

Transportation and distribution costs	—	—	—	—	—	—	(3.16)	(3.16)

Operating costs	—	—	—	—	—	—	(15.03)	(15.03)
Operating netback	—	—	—	—	—	—	93.97	93.97

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   57

Quarterly Operating Summary (continued)
(unaudited)
	Quarter Ended					Nine Months Ended		Year Ended
Refining and Marketing	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Refined product sales (mbbls/d)	612.3	594.7	581.0	575.5	574.1	596.3	545.5	553.1

Crude oil processed (mbbls/d)	487.6	430.5	455.3	455.9	463.2	457.9	408.8	420.7

Rack forward sales volume (ML)	5 955	5 592	5 108	5 286	5 445	16 655	15 172	20 458

Utilization of refining capacity (%)	105	92	98	98	99	98	88	90
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	32.25	37.65	46.65	37.45	50.10	38.70	47.85	45.00

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	35.85	36.35	45.75	47.05	42.45	39.30	47.00	47.00

Rack forward gross margin (cpl)(A)	7.30	6.25	5.00	6.90	5.95	6.25	6.50	6.55

Refining operating expense ($/bbl)(A)(B)	5.80	6.95	7.15	7.65	6.20	6.60	7.35	7.45

Rack forward operating expense (cpl)(A)	3.10	3.10	3.20	4.20	3.10	3.15	3.20	3.45
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	121.6	112.9	112.6	115.2	112.6	115.8	111.1	112.2

Distillate	120.4	105.0	118.4	110.1	101.1	114.8	102.4	104.3
Total transportation fuel sales	242.0	217.9	231.0	225.3	213.7	230.6	213.5	216.5

Petrochemicals	6.3	10.3	13.7	8.1	8.6	10.1	11.5	10.6

Asphalt	24.2	15.3	15.8	17.6	22.5	18.5	18.7	18.4

Other	19.6	23.4	24.6	21.9	19.4	22.4	23.1	22.9
Total refined product sales	292.1	266.9	285.1	272.9	264.2	281.6	266.8	268.4
Crude oil supply and refining

Processed at refineries (mbbls/d)	235.4	169.8	216.5	217.8	215.4	207.3	210.6	212.4

Utilization of refining capacity (%)	106	76	98	98	97	93	95	96
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	135.0	140.0	130.9	129.0	126.0	135.4	111.3	115.8

Distillate	146.3	152.0	141.7	141.3	145.9	146.6	139.1	139.6
Total transportation fuel sales	281.3	292.0	272.6	270.3	271.9	282.0	250.4	255.4

Asphalt	16.6	13.4	5.4	11.6	19.3	11.8	10.5	10.8

Other	22.3	22.4	17.9	20.7	18.7	20.9	17.8	18.5
Total refined product sales	320.2	327.8	295.9	302.6	309.9	314.7	278.7	284.7
Crude oil supply and refining

Processed at refineries (mbbls/d)	252.2	260.7	238.8	238.1	247.8	250.6	198.2	208.3

Utilization of refining capacity (%)	103	107	98	98	102	103	81	85

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

(B)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
58   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2024			June 30, 2024
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 362	4 883	7 245	2 818	4 614	7 432

Other (loss) income	(7)	22	15	60	12	72

Purchases of crude oil and products	(468)	(18)	(486)	(651)	(45)	(696)

Gross realization adjustment(2)	(33)	(27)		(43)	(30)
Gross realizations	1 854	4 860		2 184	4 551

Royalties	(251)	(672)	(923)	(330)	(671)	(1 001)

Transportation and distribution	(152)	(139)	(291)	(139)	(153)	(292)

Operating, selling and general (OS&G)	(615)	(1 608)	(2 223)	(572)	(1 706)	(2 278)

OS&G adjustment(3)	79	42		77	81
Net operating expenses	(536)	(1 566)		(495)	(1 625)
Operating netback	915	2 483		1 220	2 102

Sales volumes (mbbls)	23 383	46 952		24 811	41 296
Operating netback per barrel	39.18	52.86		49.23	50.96
	March 31, 2024			December 31, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	2 062	4 860	6 922	2 646	4 341	6 987

Other income (loss)	59	(4)	55	1 374	(11)	1 363

Purchases of crude oil and products	(557)	(72)	(629)	(820)	(29)	(849)

Gross realization adjustment(2)	(22)	(94)		(1 395)	(52)
Gross realizations	1 542	4 690		1 805	4 249

Royalties	(222)	(560)	(782)	(271)	(370)	(641)

Transportation and distribution	(158)	(134)	(292)	(199)	(195)	(394)

OS&G(C)	(582)	(1 900)	(2 482)	(573)	(1 823)	(2 396)

OS&G adjustment(3)	98	174		116	100
Net operating expenses	(484)	(1 726)		(457)	(1 723)
Operating netback	678	2 270		878	1 961

Sales volumes (mbbls)	21 280	50 077		25 529	42 070
Operating netback per barrel	31.96	45.29		34.44	46.56

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On November 20, 2023 (quarter ended Dec 31), Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   59

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2023
Quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	1 891	4 912	6 803

Other (loss) income	(5)	1	(4)

Purchases of crude oil and products	(274)	(43)	(317)

Gross realization adjustment(2)	22	(82)
Gross realizations	1 634	4 788

Royalties	(258)	(853)	(1 111)

Transportation and distribution	(140)	(114)	(254)

OS&G	(426)	(1 787)	(2 213)

OS&G adjustment(3)	66	154
Net operating expenses	(360)	(1 633)
Operating netback	876	2 188

Sales volumes (mbbls)	16 711	43 620
Operating netback per barrel	52.45	50.21

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.
60   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2024			September 30, 2023
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 242	14 357	21 599	4 572	14 476	19 048

Other income (loss)	112	30	142	145	(39)	106

Purchases of crude oil and products	(1 676)	(135)	(1 811)	(938)	(148)	(1 086)

Gross realization adjustment(2)	(98)	(151)		(68)	(242)
Gross realizations	5 580	14 101		3 711	14 047

Royalties	(803)	(1 903)	(2 706)	(469)	(1 513)	(1 982)

Transportation and distribution	(449)	(426)	(875)	(368)	(451)	(819)

OS&G(C)	(1 769)	(5 214)	(6 983)	(1 286)	(5 647)	(6 933)

OS&G adjustment(3)	254	297		244	458
Net operating expenses	(1 515)	(4 917)		(1 042)	(5 189)
Operating netback	2 813	6 855		1 832	6 894

Sales volumes (mbbls)	69 474	138 325		47 266	135 531
Operating netback per barrel	40.56	49.55		38.77	50.89
	December 31, 2023
Year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues	7 218	18 817	26 035

Other income (loss)	1 519	(50)	1 469

Purchases of crude oil and products	(1 758)	(177)	(1 935)

Gross realization adjustment(2)	(1 463)	(294)
Gross realizations	5 516	18 296

Royalties	(740)	(1 883)	(2 623)

Transportation and distribution	(567)	(646)	(1 213)

OS&G(C)	(1 859)	(7 470)	(9 329)

OS&G adjustment(3)	360	558
Net operating expenses	(1 499)	(6 912)
Operating netback	2 710	8 855

Sales volumes (mbbls)	72 795	177 601
Operating netback per barrel	37.25	49.88

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Impact of inventory writedown is excluded until product is sold.

(C)
On February 2, 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills. On November 20, 2023, Suncor completed the acquisition of the remaining 31.23% working interest in Fort Hills.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   61

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2024				June 30, 2024
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	718	—	718	—	437	236	673

Royalties	—	(94)	—	(94)	—	(35)	(89)	(124)

Transportation and distribution	—	(14)	—	(14)	—	(21)	(3)	(24)

OS&G	—	(121)	(18)	(139)	—	(109)	(11)	(120)

Non-production costs(6)	—	6			—	7
Operating netback	—	495			—	279

Sales volumes (mbbls)	—	6 451			—	3 748
Operating netback per barrel	—	76.71			—	74.73
	March 31, 2024				December 31, 2023
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	609	156	765	—	259	236	495

Royalties	—	(80)	(62)	(142)	—	(33)	(105)	(138)

Transportation and distribution	—	(23)	(2)	(25)	—	(19)	(3)	(22)

OS&G	—	(128)	(13)	(141)	(5)	(75)	(17)	(97)

Non-production costs(6)	—	11			5	6
Operating netback	—	389			—	138

Sales volumes (mbbls)	—	5 432			—	2 191
Operating netback per barrel	—	71.38			—	63.18
	September 30, 2023
Quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	423	224	647

Royalties	—	(57)	(94)	(151)

Transportation and distribution	—	(12)	—	(12)

OS&G	—	(83)	(19)	(102)

Non-production costs(6)	—	13
Operating netback	—	284

Sales volumes (mbbls)	—	3 504
Operating netback per barrel	—	80.70

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
62   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)(B)
($ millions, except per barrel amounts)
	September 30, 2024				September 30, 2023
Year to date	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	—	1 764	392	2 156	306	1 430	458	2 194

Royalties	—	(209)	(151)	(360)	—	(176)	(177)	(353)

Transportation and distribution	—	(58)	(5)	(63)	(9)	(39)	(6)	(54)

OS&G	—	(358)	(42)	(400)	(53)	(267)	(58)	(378)

Non-production costs(6)	—	24			12	31
Operating netback	—	1 163			256	979

Sales volumes (mbbls)	—	15 631			2 729	12 958
Operating netback per barrel	—	74.61			93.97	75.40
	December 31, 2023
Year ended	E&P International(C)	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues	306	1 689	694	2 689

Royalties	—	(209)	(282)	(491)

Transportation and distribution	(9)	(58)	(9)	(76)

OS&G	(58)	(342)	(75)	(475)

Non-production costs(6)	17	37
Operating netback	256	1 117

Sales volumes (mbbls)	2 729	15 149
Operating netback per barrel	93.97	73.63

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

(C)
In the second quarter of 2023, Suncor completed the divestment of its U.K. portfolio.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   63

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	Quarter Ended					Nine Months Ended		Year Ended
Refining and marketing gross margin reconciliation	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
Operating revenues	8 124	8 057	7 613	8 053	8 570	23 794	23 015	31 068

Purchases of crude oil and products	(6 685)	(6 519)	(5 588)	(6 448)	(6 268)	(18 792)	(17 419)	(23 867)
	1 439	1 538	2 025	1 605	2 302	5 002	5 596	7 201

Other income (loss)	80	43	74	81	(26)	197	143	224

Non-refining and marketing margin(7)	(1)	(13)	(42)	(11)	(4)	(56)	(39)	(50)
Refining and marketing gross margin – FIFO(A)	1 518	1 568	2 057	1 675	2 272	5 143	5 700	7 375

Refinery production (mbbls)(8)	47 094	41 669	44 074	44 756	45 342	132 837	119 139	163 895
Refining and marketing gross margin – FIFO ($/bbl)(A)	32.25	37.65	46.65	37.45	50.10	38.70	47.85	45.00
FIFO loss (gain) and risk management activities adjustment(B)	171	(53)	(40)	431	(348)	78	(101)	330
Refining and marketing gross margin – LIFO(A)(B)	1 689	1 515	2 017	2 106	1 924	5 221	5 599	7 705
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	35.85	36.35	45.75	47.05	42.45	39.30	47.00	47.00
Rack forward gross margin

Refining and marketing gross margin – FIFO(A)	1 518	1 568	2 057	1 675	2 272	5 143	5 700	7 375

Refining and supply gross margin	(1 085)	(1 218)	(1 802)	(1 311)	(1 948)	(4 105)	(4 720)	(6 031)
Rack forward gross margin(A)(9)	433	350	255	364	324	1 038	980	1 344

Sales volume (ML)	5 955	5 592	5 108	5 286	5 445	16 655	15 172	20 458

Rack forward gross margin (cpl)(A)	7.30	6.25	5.00	6.90	5.95	6.25	6.50	6.55
Refining and rack forward operating expense reconciliation

Operating, selling and general	592	603	618	694	610	1 813	1 864	2 558

Less: Rack forward operating expense(A)(10)	186	174	165	222	170	525	483	705

Less: Other operating expenses(D)(11)	133	139	138	129	159	410	506	635
Refining operating expense(A)(D)	273	290	315	343	281	878	875	1 218

Refinery production (mbbls)(8)	47 094	41 669	44 074	44 756	45 342	132 837	119 139	163 895
Refining operating expense ($/bbl)(A)(D)	5.80	6.95	7.15	7.65	6.20	6.60	7.35	7.45
Sales volume (ML)	5 955	5 592	5 108	5 286	5 445	16 655	15 172	20 458

Rack forward operating expense (cpl)(A)	3.10	3.10	3.20	4.20	3.10	3.15	3.20	3.45

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

(B)
Refining and marketing gross margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In the first quarter of 2023, refining operating expense per barrel excluded costs associated with repair activities at the company’s Commerce City refinery, as the repair costs are classified as non-refining costs that do not relate to the production of refined products.

See accompanying footnotes and definitions to the quarterly operating summaries.
64   2024 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
  (US$/bbl, except as noted)
		Quarter Ended					Nine Months Ended		Year Ended
(average for the three months, nine months and twelve months ended)		Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Sep 30 2024	Sep 30 2023	Dec 31 2023
WTI crude oil at Cushing		75.15	80.55	76.95	78.35	82.20	77.55	77.35	77.60

SYN crude oil at Edmonton		76.45	83.35	69.55	78.65	85.00	76.45	79.95	79.60

WCS at Hardisty		61.65	67.00	57.60	56.45	69.30	62.10	59.85	59.00
New York Harbor 2-1-1 crack(B)		21.05	24.75	27.05	28.60	39.95	24.25	36.35	34.40

Chicago 2-1-1 crack(B)		19.35	18.85	19.80	17.10	27.45	19.35	29.20	26.15
Product value

New York Harbor 2-1-1 crack(C)	40%	38.50	42.10	41.60	42.80	48.85	40.70	45.50	44.80

Chicago 2-1-1 crack(D)	40%	37.80	39.75	38.70	38.20	43.85	38.75	42.60	41.50

WTI	20%	15.05	16.10	15.40	15.65	16.45	15.50	15.45	15.50

Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		96.35	102.95	102.20	103.15	114.15	100.45	109.05	107.55
Crude value

SYN	40%	30.60	33.35	27.80	31.45	34.00	30.60	32.00	31.85

WCS	40%	24.65	26.80	23.05	22.60	27.70	24.85	23.95	23.60

WTI	20%	15.05	16.10	15.40	15.65	16.45	15.50	15.45	15.50
		70.30	76.25	66.25	69.70	78.15	70.95	71.40	70.95
Suncor custom 5-2-2-1 index		26.05	26.70	35.95	33.45	36.00	29.50	37.65	36.60
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		35.50	36.55	48.50	45.55	48.25	40.15	50.65	49.40

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2024 Third Quarter   Suncor Energy Inc.   65

Operating Summary Information
Non-GAAP and Other Financial Measures
Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense, net debt, total debt and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments and impairment reversals, net debt and total debt are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

(8)
Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

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(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2024 Third Quarter   Suncor Energy Inc.   67